Exhibit 2.1

ASSET PURCHASE AGREEMENT

between

MCNEIL-PPC, INC.

and

PRESTIGE BRANDS HOLDINGS, INC.

DATED AS OF DECEMBER 15, 2010

TABLE OF CONTENTS

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-ii-

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SCHEDULES

1(a)	Products
1.1(a)	Knowledge of Seller
1.1(c)	Transferred Trademark Rights
2.1(i)	Assumed Contracts
2.1(vii)	Excluded Website Content
2.1(ix)	Toll-Free Numbers
2.6(a)	Standard Inventory Costs
3.1(b)	Location of Inventory
5.3	Consents
5.4	Governmental Authorizations (Seller)
5.5	Financial Information
5.6	Material Changes in Business
5.7	Material Litigation
5.8	Compliance with Laws
5.9	Product Registrations
5.10	Assumed Contracts
5.11	Intellectual Property
5.12	Purchased Assets
5.13	Product Recalls
5.15	Material Customers
5.16	Inventories
6.4	Governmental Authorizations (Purchaser)
6.7	Purchaser's Brokers
7.2	Conduct of Business

EXHIBITS

A	Seller Closing Deliverables
B	Purchaser Closing Deliverables
C	Transitional Services Agreement
D	Transitional Supply Agreement
E	Regulatory and Quality Assurance Materials

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ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement, dated as of December 15, 2010, by and between McNEIL-PPC, Inc., a New Jersey corporation (“Seller”) and Prestige Brands Holdings, Inc., a Delaware corporation (“Purchaser”).

W I T N E S S E T H:

WHEREAS, Seller, directly or indirectly through its Affiliates (such term, and each other capitalized term used but not defined in these Recitals, having the meaning set forth in Article I of this Agreement), manufactures, distributes or has distributed by third parties, markets and sells the products set forth on Schedule 1(a) (the “Products”); and

WHEREAS, the Parties desire that, at the Closing, Seller shall sell, or cause to be sold by the Divesting Entities, to Purchaser, and Purchaser shall purchase from Seller and the Divesting Entities, all of the Purchased Assets and assume all of the Assumed Liabilities upon the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

Section 1.01 Definitions.  As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:

“AAA” shall have the meaning set forth in Section 10.12(a).

“AAA Rules” shall have the meaning set forth in Section 10.12(b).

“Accounts Receivable” shall mean all accounts receivable, notes receivable and other indebtedness due and owed by any third party to Seller or any of its Affiliates arising or held in connection with the sale of any of the Products prior to the Closing Date.

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person at any time during the period for which the determination of affiliation is being made.  For purposes of this definition, “control” of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by contract or otherwise and, in any event and, without limitation of the previous sentence, any Person owning more than fifty percent (50%) or more of the voting securities of another Person shall be deemed to control that Person.

“Agreement” shall mean this Agreement, including all Schedules and Exhibits attached hereto, as the same may be amended, modified or supplemented from time to time in accordance with the terms hereof.

“Apportioned Obligations” shall have the meaning set forth in Section 2.8(b).

“Assumed Contracts” shall have the meaning set forth in Section 2.1(i).

“Assumed Liabilities” shall have the meaning set forth in Section 2.3.

“Business” shall mean the business of developing, manufacturing, marketing, distributing and selling the Products, as conducted by Seller and the Divesting Entities in the Territory.

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banks in New York City, New York are authorized or obligated by law or executive order to close.

“Cash Equivalents” shall mean cash, checks, money orders, marketable securities, short-term instruments and other cash equivalents, funds in time and demand deposits or similar accounts, and any evidence of indebtedness issued or guaranteed by any Governmental Authority.

“Closing” shall mean the consummation of the transactions contemplated by this Agreement pursuant to the terms of this Agreement.

“Closing Date” shall have the meaning set forth in Section 3.1(a).

“Closing Date Inventories” shall mean Inventories as of the Closing Date that are unadulterated and fit for sale.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Competition Laws” shall mean Laws of any jurisdiction that are designed or intended to prohibit, restrict or regulate actions that may have the purpose or effect of creating a monopoly, lessening competition or restraining trade.

“Confidentiality Agreement” shall mean that certain letter agreement dated June 8, 2010 between Purchaser and Johnson & Johnson Consumer Companies, Inc., an Affiliate of Seller.

“Copyrights” means, collectively, copyrights in original and published and unpublished works of authorship (whether registered or unregistered), mask works and any and all other copyrights and copyrightable works, and all applications, registrations, extensions, and renewals for any of the foregoing.

“Credit Facility” shall have the meaning set forth in Section 6.5.

“Dispute” shall have the meaning set forth in Section 10.12(a).

“Disputed Item” shall have the meaning set forth in Section 2.6(a).

“Divesting Entities” shall mean, collectively, all Affiliates of Seller that have any right, title or interest in, to or under the Purchased Assets or the Licensed Know-How.

“Environmental Law” shall mean any applicable Law relating directly or indirectly to (i) the protection of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface or subsurface land), (ii) occupational health and safety or (iii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, recycling, Release or disposal of, Hazardous Materials.

“Environmental Liabilities” shall mean all Liabilities and Losses arising under Environmental Laws, including Liabilities and Losses resulting from (i) failure to comply with any requirement of, or any liability imposed under, any Environmental Law, (ii) failure to obtain or comply with any required Environmental Permit, (iii) any Release of Hazardous Materials or Remedial Action or (iv) harm or injury to any real property, to any Person, to public health or to any natural resource as a result of exposure to Hazardous Materials (other than Remedial Action).

“Environmental Permit” shall mean a permit, license, certificate, approval or authorization issued by a Governmental Authority pursuant to an Environmental Law.

“Excluded Assets” shall have the meaning set forth in Section 2.2.

“FDA” shall mean the Food and Drug Administration and any successor agency.

“FDCA” shall mean the Federal Food, Drug, and Cosmetic Act, as amended.

“Final Inventories” shall have the meaning set forth in Section 2.6(b).

“Financial Information” shall mean the financial data set forth on Schedule 5.5.

“Formulae and Specifications” shall mean the (i) percentages and specifications of ingredients used by Seller or any Divesting Entity to manufacture the Products for the Business, and (ii) processes and specifications used by Seller or any Divesting Entity for the design, composition, manufacture, packaging, labeling, product safety assurance, quality control, storage and shipping of the Products for the Business, in each case, as of the date hereof and as of the Closing.

“GAAP” shall mean accounting principles and practices generally accepted in the United States of America, as amended from time to time.

“Governmental Authority” shall mean any supranational, national, federal, provincial, state or local judicial, legislative, executive or regulatory authority, body or instrumentality, including the FDA.

“Governmental Authorizations” shall mean all licenses, permits, registrations, certificates and other authorizations, consents, clearances, and approvals required to carry on the Business under the applicable Laws of any Governmental Authority.

“Governmental Order” shall mean any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Materials” shall mean all materials, pollutants or contaminants regulated pursuant to any Environmental Law, including oils, petroleum, petroleum products, asbestos and asbestos-containing materials.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnified Party” shall have the meaning set forth in Section 8.3.

“Indemnifying Party” shall have the meaning set forth in Section 8.3.

“Independent Accountant” shall have the meaning set forth in Section 2.6(b).

“Intellectual Property” shall mean all intellectual property of any kind, including those arising from or in respect of the following, created, protected or arising under any Law, including: (i) all Patents; (ii) all Marks; (iii) all Copyrights; and (iv) all Know-How.

“Inventories” shall mean all finished goods inventory of the Products in packaged form held for sale or use in the Territory; provided, that such finished goods of each Product shall only constitute Inventories if such finished goods (i) are packaged in Seller’s packaging for such Product (which, for the avoidance of doubt, shall not include any packaging with the names of any former owner of the Products), (ii) are not discontinued Products, and (iii) for finished goods that have an expiration date, have a remaining shelf-life as of the Closing equal to or greater than fifteen (15) months.  For the avoidance of doubt, Inventories shall not include the Transitional Supply Agreement Inventory.

“Inventories Statement” shall have the meaning set forth in Section 2.6(a).

“Know-How” shall mean, collectively, all inventions (whether or not patentable), discoveries, trade secrets, know-how, designs, industrial designs, design rights, concepts, rights in research and development, compounds, formulae, commercially practiced and other processes, quality control and testing procedures, validation methods and procedures, technology, data, databases, manufacturing processes and specifications, engineering, formulation, packaging, labeling, validation, chemical, pharmacological, toxicological, pharmaceutical, physical, analytical, stability, safety, and clinical information, Drug Master File, marketing, and all other proprietary, technical or confidential information and knowledge, in each case, whether written or oral, in any form or media, and whether or not patentable.  Know-How shall not be deemed to include any software or any information technology systems (but shall include anything otherwise constituting Know-How that is or are embodied in any software or information technology systems).

“Knowledge of Seller” shall mean the actual knowledge, after reasonable inquiry, of any of the individuals listed on Schedule 1.1(a).

“Laws” shall include any federal, state, foreign or local law, common law, statute, ordinance, rule, regulation, code or Governmental Order.

“Liabilities” shall mean any and all debts, liabilities, assessments, expenses, claims, losses, damages, deficiencies and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

“Licensed Know-How” shall mean, collectively, all Know-How that is or has been used or held for use by Seller or any Affiliate thereof solely or primarily in the Business as conducted as of the date hereof and/or as of the Closing Date, and all other Know-How used or held for use by Seller and the Divesting Entities in the conduct of the Business and necessary for Purchaser to provide for the manufacturing, packaging and labeling of the Products and to market and sell the Products immediately following the Closing in the manner the Products were marketed and sold by Seller and the Divesting Entities, in each case, in the twelve (12) months prior to the Closing, in each case, other than the Transferred Know-How.

“Lien” shall mean, with respect to any property or asset, any lien, security interest, mortgage, pledge, assessment, restriction, adverse claim, levy, charge, encumbrance or other similar claim of any kind, or any contract to give any of the foregoing, in respect of such property or asset.

“Losses” shall have the meaning set forth in Section 8.1.

“Marks” shall mean, collectively, all trademarks, service marks, trade names, service names, brand names, trade dress, certification marks, logos, symbols, slogans, tag lines and designs, together with any goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals for any of the foregoing.

“Material Adverse Effect” shall mean any change, effect, event, circumstance, occurrence or state of facts that, individually or in the aggregate with other changes, effects, events, circumstances, occurrences or states of facts, is or would reasonably be expected to be materially adverse to (i) the business, results of operations or assets of the Business, taken as a whole, or (ii) the ability of Seller to consummate the transactions contemplated by this Agreement; provided, that none of the following changes, effects, events, circumstances, occurrences or states of facts shall be deemed, either alone or in combination, to constitute a Material Adverse Effect, or be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect: (a) changes or effects in the general economic conditions or the securities, syndicated loan, credit or financial markets; (b) changes in GAAP; (c) changes or effects, including legal, tax or regulatory changes, that generally affect the industry in which the Business operates and that do not disproportionately affect the Business relative to other participants in such industry; (d) changes or effects that arise out of or are attributable to the commencement, occurrence, continuation or intensification of any war, sabotage, armed hostilities or acts of terrorism and that do not disproportionately affect the Business relative to other participants in such industry; and (e) earthquakes, hurricanes or other natural disasters that do not disproportionately affect the Business relative to other participants in the industry in which the Business operates.

“NDCs” shall have the meaning set forth in Section 7.6(a).

“Party” means, Seller or Purchaser individually, as the context so requires, and the term “Parties” means collectively, Seller and Purchaser.

“Patents” shall mean, collectively, all patents and applications therefor, including all provisionals, Patent Cooperation Treaty filings, non-provisionals, divisionals, continuations, continuations-in-part, requests for continuing examination, substitutions, reexaminations and reissues, and all extensions and renewals of any of the foregoing.

“Permitted Liens” shall mean (i) all Liens approved in writing by Purchaser as Permitted Liens, (ii) statutory Liens arising out of operation of Law with respect to a Liability incurred in the ordinary course of business and which is not delinquent, (iii) Liens, other than Liens securing indebtedness for borrowed money, that, individually and in the aggregate, do not and would not reasonably be expected to materially detract from the value or impair the use of the property subject thereto or make such property unmarketable, (iv) statutory Liens for current Taxes not yet due, payable, delinquent or subject to penalties for nonpayment, or which are being contested in good faith, and (v) mechanics’, materialmens’, carriers’, workmens’, warehousemens’, repairmens’, landlords’ or other similar Liens and security obligations that are incurred in the ordinary course of business and are not delinquent.

“Person” shall mean an individual, a limited liability company, a joint venture, a corporation, a partnership, an association, a trust, a division or an operating group of any of the foregoing or any other entity or organization.

“Pre-Closing Products Liabilities” shall mean all Liabilities arising out of or relating to lawsuits and claims made by Seller's customers and end-users of the Products (and related products liability lawsuits and claims) prior to, on or after the Closing and arising from the design, manufacturing, testing, advertising, marketing, distribution, sale or use of the Products prior to the Closing.

“Product Registrations” shall have the meaning set forth in Section 5.9.

“Products” shall have the meaning set forth in the Recitals to this Agreement.

“Promotional Materials” shall have the meaning set forth in Section 2.1(vii).

“Purchase Price” shall have the meaning set forth in Section 2.5.

“Purchased Assets” shall have the meaning set forth in Section 2.1.

“Purchaser” shall have the meaning set forth in the heading of this Agreement.

“Purchaser Material Adverse Effect” shall have the meaning set forth in Section 6.3.

“Registered Intellectual Property” shall have the meaning set forth in Section 5.11(a).

“Registration Information” shall mean the Product Registrations, together with correspondence between Seller or any of its Affiliates and the applicable Governmental Authority, current approved or required packaging or labeling and any other existing files and dossiers, in each case to the extent relating solely to the Product Registrations and/or to the underlying data or information used to support, maintain or obtain marketing authorization of the underlying Product, including all analytical, clinical and pre-clinical, adverse event/reaction (including notice and response), product complaint (including product complaint inquiry and response), medical (including medical inquiry and response), regulatory, pharmacovigilance, pharmaceutical development and technical information and data, and all products development and technical (R&D) files in support thereof.

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, injecting, depositing, disposing, discharging, dispersal, escaping, dumping, migrating or leaching into or through the environment, including surface water, soil or groundwater (including the abandonment or discarding of barrels, containers, and other receptacles containing Hazardous Materials), or as otherwise defined under any applicable Environmental Laws.

“Remedial Action” shall mean action to clean up soil, sediments, surface water or groundwater in response to a Release of Hazardous Materials, including:  associated action taken to investigate, monitor, assess and evaluate the extent and severity of any such Release; action taken to remediate any such Release; post-remediation monitoring of any such Release; and preparation of all reports, studies, analyses or other documents relating to the above.  “Remedial Action” also shall refer to any judicial, administrative or other proceeding relating to any of the above, including:  the negotiation and execution of judicial or administrative consent decrees; responding to information requests by any Governmental Authority; and defending claims brought by any Governmental Authority or any other Person, whether such claims are equitable or legal in nature, relating to the cleanup of the environment, including soil, surface water, groundwater, and sediments in response to a Release of Hazardous Materials and associated actions.

“Representatives” shall mean, with respect to either Party, such Party’s Affiliates and their respective parents, directors, officers, employees, attorneys, accountants, representatives, financial advisors, lenders, consultants, and other agents.

“Resolution Period” shall have the meaning set forth in Section 2.6(b).

“Retained Liabilities” shall have the meaning set forth in Section 2.4.

“Seller” shall have the meaning set forth in the heading of this Agreement.

“Seller Names” shall mean the names and logos of Seller, Johnson & Johnson, McNEIL-PPC, Inc. and any of their respective Affiliates.

“Tax Return” shall mean any return, report, declaration, information return, statement or other document filed or required to be filed with any Taxing Authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.

“Taxes” shall mean all taxes, charges, duties, fees, levies or other assessments, including income, excise, property, sales or use, value added, profits, license, withholding (with respect to compensation or otherwise), payroll, employment, net worth, capital gains, transfer, stamp, social security, environmental, occupation and franchise taxes, imposed by any Taxing Authority, and including any interest, penalties and additions attributable thereto, and all amounts payable pursuant to an agreement or arrangement with respect to taxes.

“Taxing Authority” shall mean any Governmental Authority that has the authority to impose, regulate or administer the imposition of Taxes.

“Territory” shall mean, with respect to each Product, the United States and Puerto Rico.

“Third Party Claim” shall have the meaning set forth in Section 8.4(a).

“Third Party Claim Notice” shall have the meaning set forth in Section 8.3.

“Transfer Taxes” shall mean any federal, state, county, local, foreign and other sales, use, transfer, value added, conveyance, documentary transfer, stamp duty, recording or other similar tax, fee or charge imposed in connection with the transactions contemplated by this Agreement or the recording of any sale, transfer or assignment of property (or any interest therein) effected pursuant to this Agreement.

“Transferred Copyrights” shall mean, collectively, Copyrights used or held for use by the Seller or any Divesting Entity prior to the Closing solely in the Business.

“Transferred Domain Names” shall have the meaning set forth in Section 5.11(a).

“Transferred Intellectual Property” shall mean, collectively, (i) the Transferred Trademark Rights, (ii) the Formulae and Specifications, (iii) the Transferred Copyrights, (iv) the Transferred Know-How, and (v) any other Intellectual Property used or held for use by the Seller or any Divesting Entity relating solely to the Business.

“Transferred Know-How” shall mean, collectively, all Know-How used or held for use prior to the Closing solely in the Business to the extent transferable by Seller or the Divesting Entities.

“Transferred Trademark Rights” shall mean, collectively, all registered and unregistered Marks used by Seller or any Divesting Entity solely in the Business, including those set forth on Schedule 1.1(c).  For the avoidance of doubt, the Seller Names are not included in the Transferred Trademark Rights.

“Transitional Agreements” shall mean the Transitional Services Agreement and the Transitional Supply Agreement.

“Transitional Services Agreement” shall mean an agreement substantially in the form of Exhibit C hereto to be executed by the parties thereto at the Closing.

“Transitional Supply Agreement” shall mean an agreement substantially in the form of Exhibit D hereto to be executed by the parties thereto at the Closing.

“Transitional Supply Agreement Inventory” shall mean the work-in-process, raw materials, packaging materials, supplies and similar inventories of Seller and its Affiliates solely related to the Products subject to the Transitional Supply Agreement.

“UPCs” shall have the meaning set forth in Section 7.6(a).

Section 1.02 Other Definitional Provisions.  The words “hereof”, “herein”, “hereto” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(a) The terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(b) The terms “U.S. dollars” and “$” shall mean lawful currency of the United States of America.

(c) The term “including” shall mean “including, without limitation.”

(d) When a reference is made in this Agreement to an Article, a Section, an Exhibit or a Schedule, such reference shall be to an Article or a Section of, or an Exhibit or a Schedule to, this Agreement unless otherwise indicated.

ARTICLE II

PURCHASE AND SALE

SECTION 2.1. Purchase and Sale of Assets.  Upon the terms and subject to the conditions set forth herein, at the Closing, Seller shall, and shall cause the Divesting Entities to, sell, convey, assign and transfer to Purchaser, and Purchaser shall purchase, acquire and accept from Seller and the Divesting Entities, free and clear of all Liens (other than Permitted Liens), all of Seller’s and the Divesting Entities’ rights, titles and interests in, to or under the assets set forth below (collectively, the “Purchased Assets”):

(i) the contracts and other agreements and commitments that are set forth on Schedule 2.1(i) (the “Assumed Contracts”) and the right to enforce any agreement that requires the counterparty or counterparties to maintain the confidentiality of any information relating to the Business, or to not compete with the Business, including the right to enjoin, restrain, recover damages from or obtain specific performance against, such counterparty or counterparties;

(ii) the Inventories;

(iii) the Transferred Intellectual Property and the Transferred Domain Names;

(iv) to the extent transferrable, the Registration Information (including Product Registrations and pending applications and applications that are in the process of being prepared by Seller or any of its Affiliates for Product Registrations), including all documents and records (physical and electronic) comprising the Registration Information, and, to the extent not constituting Purchased Assets pursuant to Section 2.1(vi) below, copies of any files and documents which are in the possession or under the control of Seller or any Divesting Entity consisting of operating, production and other manuals; design or process drawings; manufacturing and quality control records and procedures; standard operating procedures; testing data; research and development files; regulatory information; records, files and documents pertaining to customer complaints, product recalls and claims or litigation, in each case, to the extent relating to the Purchased Assets or the Business and which are necessary under applicable Laws or required by the FDA for Purchaser to conduct the Business as it has been conducted by Seller (it being understood that Seller will retain such files for its use and that Seller may redact information that is not related to the Purchased Assets or the Business);

(v) to the extent transferrable, Governmental Authorizations relating solely or held solely for use in the Business as conducted as of the date hereof and as of the Closing Date by Seller or any Divesting Entity;

(vi) all customer and vendor lists; all files and documents (including credit information); current and historical customer and supplier lists and files, including customer invoices and promotional, trade spending and other discounting information by customer; operating, production and other manuals; design or process drawings; manufacturing and quality control records and procedures; standard operating procedures; testing data; research and development files; regulatory information; cost reduction plans and proposals; website content and frames; historical sales information; vendor and co-packer information; consumer research; records, files and documents pertaining to customer complaints, product recalls and claims or litigation; and all other business and financial records, files, books and documents (whether in hard copy or computer format, but excluding any personnel records); documentation of all Know-How; in each case above, to the extent relating solely to the Purchased Assets or the Business; provided, however, that Seller may retain one copy of all such business and financial records and any other books and records, to the extent necessary for tax, accounting, regulatory or litigation purposes; provided, further, that Seller shall as promptly as practicable provide to Purchaser copies of any of the foregoing items to the extent related to (but not solely related to) the Purchased Assets or the Business as may be reasonably requested by Purchaser (it being understood that Seller may redact information that is not related to the Purchased Assets or the Business);

(vii) all advertising, marketing, sales and promotional materials and information (including television, radio and print content and materials) and web site and other Internet content and materials, except as set forth on Schedule 2.1(vii), relating solely to the Business and all information collected through any of the foregoing, to the extent transferrable under Seller’s privacy policies, (collectively, “Promotional Materials”) that have been used or produced within two (2) years prior to the Closing and all Promotional Materials used or produced more than two (2) years prior to the Closing, in each case, that are in Seller’s or any Divesting Entities’ physical possession or under its or their control; provided, however, that with respect to Promotional Materials used or produced more than two (2) but less than five (5) years prior to the Closing, Seller shall use commercially reasonable efforts to obtain physical possession or control of such Promotional Materials as Purchaser shall reasonably request;

(viii) any rights or claims of Seller or any Divesting Entity against any third parties solely to the extent relating to the Business, including any guarantees, warranties, indemnities and similar rights contained in the Assumed Contracts or otherwise relating to the Business (including rights against third parties related to any Pre-Closing Products Liabilities to the extent Purchaser is liable therefor in accordance with the provisions hereof);

(ix) the toll-free telephone numbers relating solely to the Business, as set forth on Schedule 2.1(ix); and

(x) rights under unfilled purchase orders for Products ordered in the ordinary course of business prior to the Closing by customers, but scheduled to be delivered or provided thereafter.

SECTION 2.2. Excluded Assets.  Purchaser acknowledges and agrees that it is not acquiring any rights, titles or interests in, to or under any of the following assets (collectively, the “Excluded Assets”):

(i) any Cash Equivalents;

(ii) any Accounts Receivable;

(iii) any losses, loss carryforwards and rights to receive refunds, credits and loss carryforwards with respect to any and all Taxes of Seller or any of its Affiliates that constitute Retained Liabilities pursuant to Section 2.4(vi);

(iv) (A) the corporate books and records of Seller and its Affiliates to the extent not related solely to the Purchased Assets, including those portions of the Tax Returns and other corporate books and records that do not relate solely to the Purchased Assets (subject to Section 2.1(iv) and (vi)), (B) all personnel records, (C) any attorney work product, attorney-client communications and other items protected by attorney client privilege, in each case, to the extent not related solely to the Business (or if such items relate solely to the Business, to the extent not solely related to any Excluded Liability or any Third Party Claim in respect of which Seller is obligated to provide indemnification pursuant to Section 8.1), and (D) any documents that were received from third parties in connection with their proposed acquisition of the Purchased Assets (and correspondence and other materials regarding the terms thereof) or the Products or that were prepared by Seller or any of its Affiliates for their internal use in connection therewith;

(v) any current and prior insurance policies and all rights of any nature with respect thereto, including all insurance recoveries thereunder and rights to assert claims with respect to any such insurance recoveries;

(vi) the Seller Names (subject to the license set forth in Section 7.6);

(vii) the Licensed Know-How (subject to the licenses set forth in Sections 7.6 and 7.12);

(viii) any real estate owned or leased by Seller or any of its Affiliates;

(ix) any equipment used in the manufacture or packaging of the Products;

(x) the Transitional Supply Agreement Inventory;

(xi) any rights, claims and credits of Seller or any of its Affiliates to the extent relating to any Excluded Asset or any Retained Liability, including any guarantees, warranties, indemnities and similar rights in favor of Seller or any of its Affiliates to the extent relating to any Excluded Asset or any Retained Liability;

(xii) any finished goods inventory of Products not constituting Inventories as a result of the application of clause (iii) of the definition of Inventories (which inventory will be destroyed by Seller in accordance with its internal procedures applicable to destruction of inventories; and

(xiii) any other assets (including intellectual property), properties or rights of Seller or any of its Affiliates other than the Purchased Assets.

SECTION 2.3. Assumption of Certain Obligations.  Upon the terms and subject to the conditions set forth herein and in the documents executed in connection herewith (including any indemnification obligations of the Parties pursuant to Article VIII and the obligations of the Parties under the Transitional Agreements), Purchaser agrees, effective at the Closing, to assume and to satisfy and discharge the following Liabilities of Seller and its Affiliates relating to the Business, in each case other than the Retained Liabilities (all of the following Liabilities (other than the Retained Liabilities) being collectively referred to hereinafter as the “Assumed Liabilities”):

(i) all Liabilities arising out of or relating to lawsuits and claims (including all lawsuits and claims relating to warranty obligations and alleged intellectual property infringement) arising from the manufacture, testing, advertising, marketing, distribution or sale of the Products after the Closing, subject to Seller’s obligations set forth in the Transitional Agreements;

(ii) subject to the applicable provisions of Article VIII, the Pre-Closing Products Liabilities;

(iii) all Liabilities arising after the Closing pursuant to any Assumed Contract (excluding any Liabilities for any breaches thereof prior to the Closing);

(iv) all Liabilities to customers for Products, materials and services, to the extent relating to the Business, ordered in the ordinary course of business consistent with past practice prior to the Closing, but scheduled to be delivered or provided after the Closing including in respect of purchase orders contemplated by Section 2.1(x);

(v) subject to Section 2.4(vii) and (x), all Liabilities in respect of cash discounts, sales allowances and other accounts receivable offsets or credits relating to Accounts Receivable in connection with the sale of any of the Products prior to, on or after the Closing;

(vi) subject to Section 2.4(viii), (x) and (xiii), all Liabilities arising out of or relating to the return of any Product, including all Liabilities for any credits, rebates, refunds or other amounts payable in respect of any returned Product (but not including any Liabilities arising out of or relating to any recall or post-sale warning in respect of any Product sold prior to the Closing Date), in each case, with respect to any Product sold prior to, on or after the Closing;

(vii) subject to Section 2.4(ix) and (x), all Liabilities arising out of or relating to the redemption of and third party administrative costs relating to all coupons relating to the Products distributed prior to, on or after the Closing;

(viii) all Liabilities arising out of or relating to any recall or post-sale warning required or encouraged by any Governmental Authority or otherwise in respect of any defect, flaw, contamination or similar condition with respect to any Product sold after the Closing, subject to Seller’s obligations set forth in the Transitional Supply Agreement; and

(ix) all other Liabilities (including Liabilities relating to Taxes and Environmental Liabilities) arising out of or relating to the operation of the Business by Purchaser after the Closing.

SECTION 2.4. Retained Liabilities.  Notwithstanding anything to the contrary set forth in Section 2.3, Seller and its Affiliates shall retain and be responsible for the following Liabilities relating to the Business (the “Retained Liabilities”), except to the extent that any such Liabilities shall constitute Assumed Liabilities:

(i) all Environmental Liabilities, other than Liabilities referred to in Section 2.3(ix);

(ii) all Liabilities to suppliers or other third parties for materials and services incurred prior to the Closing, other than Liabilities referred to in Section 2.3(iv);

(iii) all Liabilities to the extent related to the Excluded Assets;

(iv) all intragroup Liabilities of Seller or any Divesting Entity to any of its Affiliates;

(v) all Liabilities with respect to any current or former employee of Seller, any Divesting Entity, or any of their Affiliates;

(vi) all Liabilities related to Taxes payable by Seller or any Divesting Entity arising out of or related to the Business on or prior to the Closing Date, other than Liabilities referred to in Section 2.3(ix); provided that Liabilities for Transfer Taxes and Apportioned Obligations shall be governed by Section 2.8 hereof;

(vii) during the ninety (90)-day period immediately following the Closing, all Liabilities in respect of cash discounts, sales allowances and other accounts receivable offsets or credits relating to Accounts Receivable in connection with the sale of any of the Products prior to the Closing Date;

(viii) during the ninety (90)-day period immediately following the Closing, all Liabilities arising out of or relating to the return of any Product, including all Liabilities for any credits, rebates, refunds or other amounts payable in respect of any returned Product, with respect to any Product sold prior to the Closing Date;

(ix) during the ninety (90)-day period immediately following the Closing, all Liabilities arising out of or relating to the redemption of and third party administrative costs relating to all coupons relating to the Products distributed prior to the Closing in connection with the sale of any of the Products prior to the Closing Date;

(x) during the period beginning ninety-one (91) days immediately following the Closing and ending twenty (20) months immediately following the Closing, all Liabilities  in excess of $1,000 per Liability (it being understood that for purposes of this limitation, claims arising from a single set of facts, circumstances or course of dealing shall be aggregated) (A) in respect of cash discounts, sales allowances and other accounts receivable offsets or credits relating to Accounts Receivable, (B) arising out of or relating to the return of any Product, including all Liabilities for any credits, rebates, refunds or other amounts payable in respect of any returned Product, and (C) arising out of or relating to the redemption of and third party administrative costs relating to all coupons relating to the Products distributed prior to the Closing, in each case, that Purchaser can demonstrate are in connection with the sale of any of the Products prior to the Closing Date; provided, however, that Purchaser shall have no claim under this Section 2.4(x) until such time as all Liabilities exceed $25,000 in the aggregate, following which Seller shall be responsible for all such Liabilities (including the first $25,000 thereof);

(xi) all Liabilities arising out of or relating to any recall or post-sale warning required or encouraged by any Governmental Authority or otherwise in respect of any defect, flaw, contamination or similar condition with respect to any Product sold prior to the Closing;

(xii) other than Pre-Closing Products Liabilities (subject to the applicable provisions of Article VIII), all Liabilities arising out of or relating to lawsuits and claims made prior to on or after the Closing (including all lawsuits and claims relating to alleged intellectual property infringement) and arising from the design, manufacture, testing, advertising, marketing, distribution, sale or use of the Products, or operation of the Business, prior to the Closing;

(xiii) all Liabilities arising out of or related to the return of any Product sold to any customer prior to the Closing, to the extent the Product SKU has been discontinued by Seller or its Affiliates and/or delisted by such customer (or such customer, Seller or any of its Affiliates has announced its intention to discontinue or delist such Product SKU), including all Liabilities for any credits, rebates, refunds or other amounts payable in respect of such returned Products; and

(xiv) all other Liabilities (including those arising out of contracts or agreements other than the Assumed Contracts or any non-compliance with Law by Seller or any of its Affiliates prior to the Closing) arising out of or relating to the Business on or prior to the Closing Date.

SECTION 2.5. Purchase Price.  In consideration of the sale and transfer of the Purchased Assets, Purchaser agrees to pay to Seller at the Closing $76,000,000 (the “Purchase Price”), exclusive of any Transfer Taxes, and to assume, satisfy and discharge all Assumed Liabilities.  The Purchase Price shall be paid in immediately available funds by wire transfer, in accordance with written instructions given by Seller to Purchaser not less than two (2) Business Days prior to the Closing.

SECTION 2.6. Purchase Price Adjustment.  (a)  On the Closing Date, Seller shall conduct a physical count of the Inventories; provided, that if the Closing shall occur in the period between December 27, 2010 and December 31, 2010, such physical count shall be conducted as promptly as reasonably practicable after the Closing Date and, in any event, shall be reconciled to the amount of Inventories as of the Closing Date.  Purchaser's representatives shall be allowed to be present when such physical count is taken.  Within ninety (90) days after the Closing Date, Seller shall deliver to Purchaser an unaudited statement of the Closing Date Inventories as of the Closing Date, including detail by SKU and expiration date(s), calculated on a basis consistent with Seller’s accounting practices and using standard cost as set forth on Schedule 2.6(a) (the “Inventories Statement”).  Purchaser shall provide Seller, and any Person designated by Seller in writing, with access to the books and records of the Business constituting Purchased Assets as may reasonably be requested by Seller to prepare the Inventories Statement.  Subject to the provisions of Section 7.1, Purchaser shall be permitted to review the books and records of Seller relating to, and physical inventories of, the Products during the seventy-five (75) day period following the Closing.  For purposes of determining the Inventories Statement only, any Inventory that is determined by Purchaser to be defective or not fit for sale or adulterated within the meaning set forth in any applicable Law shall be disregarded; provided, however, Purchaser shall notify Seller promptly in writing, but in no event later than seventy-five (75) days immediately following the Closing, of any such Inventory that Purchaser deems adulterated, defective or not fit for sale in accordance with this Section 2.6(a) and describing with specificity the SKU and batch, the manner in which it is adulterated, defective or not fit for sale, and such other information as reasonably requested by Seller.  For purposes of Section 2.6(b), any such notice shall be deemed a “Disputed Item” and shall be subject to the terms and conditions of Section 2.6(b).  The failure of Purchaser to give notice to Seller of any Inventory that Purchaser deems to be adulterated, defective or not fit for sale within such seventy-five (75) day period immediately following the Closing shall not limit or prevent in any way Purchaser from making an otherwise available claim pursuant to Section 8.1 in respect of any breach of any representation, warranty or covenant of Seller contained herein.  During the sixty (60)-day period following Purchaser’s receipt of the Inventories Statement, Purchaser shall be permitted to review the working papers and other books and records of Seller and its Affiliates relating to the Inventories Statement, and shall be given access to the employees of Seller and its Affiliates for purposes of evaluating the Inventories Statement.  Purchaser may dispute the amounts or items reflected on or omitted from the Inventories Statement (each, a “Disputed Item”); provided, however, that Purchaser shall notify Seller in writing of each Disputed Item, and specify the amount thereof in dispute and the basis therefor, within sixty (60)-days after receipt of the Inventories Statement.  The failure by Purchaser to provide a notice of Disputed Items to Seller within such sixty (60)-day period shall constitute Purchaser’s acceptance of all the items reflected on the Inventories Statement.

(b) If a notice of Disputed Items shall be timely delivered pursuant to Section 2.6(a), Seller and Purchaser shall, during the twenty (20) Business Day period immediately following the date of such delivery (the “Resolution Period”), negotiate to resolve the Disputed Items.  If, during the Resolution Period, the Parties are unable to reach agreement, Seller and Purchaser shall refer all unresolved Disputed Items to Deloitte & Touche LLP, or any other independent accounting firm as Seller and Purchaser shall mutually agree upon (the “Independent Accountant”).  Such reference shall be made within ten (10) Business Days of termination of the Resolution Period, whereupon the Independent Accountant shall be instructed to make a determination with respect to each unresolved Disputed Item within thirty (30) days after such reference, which determination shall be made in accordance with the standards and requirements set forth in this Section 2.6.  The Independent Accountant shall be instructed to deliver to Seller and Purchaser, within such thirty (30)-day period, a report setting forth its adjustments, if any, to the Inventories Statement and the calculations supporting such adjustments.  Such report shall be final and binding on the Parties and conclusive.  Seller and Purchaser shall each pay one-half of all the costs incurred in connection with the engagement of the Independent Accountant.  For purposes of clarity, such costs do not include any adjustments determined by the Independent Accountant hereunder.  As used herein, “Final Inventories” shall mean (i) if no notice of Disputed Items is delivered by Purchaser within the period provided in Section 2.6(a), Closing Date Inventories as shown on the Inventories Statement as prepared by Seller or (ii) if such a notice of Disputed Items is delivered by Purchaser, either (x) Closing Date Inventories as agreed to in writing by Seller and Purchaser or (y) if there is no such agreement in writing, Closing Date Inventories as shown in the Independent Accountant’s calculation delivered pursuant to this Section 2.6(b).  The Parties have mutually agreed to the appointment of Deloitte & Touche LLP as the Independent Accountant.  The Parties represent and acknowledge that they have discussed their and their Affiliates past contacts, if any, with Deloitte & Touche LLP, and that neither Party shall have the right to object to Deloitte & Touche LLP’s service in such role by reason of past contacts.  The scope of the disputes to be resolved by the Independent Accountant shall be limited to the unresolved Disputed Items (and the Independent Accountant shall determine and reflect on its report, for each Disputed Item, whether Seller’s or Purchaser’s position with respect to such Disputed Item is correct (or whether an amount between Seller’s and Purchaser’s amount for such Disputed Item is correct)), and no other determination by the Independent Accountant shall be binding on the Parties.  Any determinations by the Independent Accountant, and any work or analyses performed by the Independent Accountant, in connection with its resolution of any dispute under this Section 2.6, shall not be admissible in evidence in any suit, action or proceeding between the Parties, other than to the extent necessary to enforce payment obligations under this Section 2.6.

(c) If the Final Inventories are less than $700,000, then Seller shall, within ten (10) days after the determination of the Final Inventories, pay to Purchaser, by wire transfer of immediately available funds in accordance with written instructions given to Seller by Purchaser, the amount of such shortfall.  If the Final Inventories are greater than $700,000, then Purchaser shall, within ten (10) days after the determination of the Final Inventories, pay to Seller, by wire transfer of immediately available funds in accordance with written instructions given by Seller to Purchaser, the amount of such excess.

SECTION 2.7. [Intentionally Omitted.]

SECTION 2.8. Transfer Taxes; Proration of Property Taxes.  (a)  All Transfer Taxes incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by Purchaser.  Purchaser and Seller shall cooperate in timely filing all Tax Returns as may be required to comply with the provisions of any applicable Transfer Tax Laws.

(b) All personal property Taxes and assessments and similar ad valorem Taxes on the Purchased Assets for any taxable period commencing prior to the Closing Date and ending after the Closing Date (“Apportioned Obligations”) shall be prorated on a per diem basis between Purchaser and Seller as of the Closing Date.  The amount of all such prorations shall be paid on the Closing Date; provided, however, that final payments with respect to prorations that are not able to be calculated as of the Closing Date shall be calculated and paid as soon as practicable after the Closing Date.

SECTION 2.9.  Risk of Loss.  Prior to the Closing, any loss or damage to the tangible Purchased Assets from fire, casualty or otherwise shall be the sole responsibility of Seller.  Thereafter, any such loss or damage shall be the sole responsibility of Purchaser.

ARTICLE III

CLOSING

SECTION 3.1. Closing.  (a) The Closing shall take place no later than three (3) Business Days after the satisfaction or waiver of the conditions precedent to Closing specified in Article IV (other than the conditions to be satisfied on the Closing Date, but subject to the waiver or satisfaction of such conditions), at such time and place as the Parties may mutually agree. The date on which the Closing occurs is referred to as the “Closing Date.”  The Closing shall be deemed to occur and be effective as of the close of business on the Closing Date.

(b) At the Closing, Seller shall deliver, or cause to be delivered, to Purchaser (i) physical possession of the Inventories at the location of such Inventories on the Closing Date, which will be as set forth on Schedule 3.1(b) and the other Purchased Assets that are in physical form at such locations as may be mutually agreed by Purchaser and Seller and (ii) the instruments and documents set forth on Exhibit A, in each case in a form reasonably acceptable to Purchaser.

(c) At the Closing, Purchaser shall deliver to Seller (i) the Purchase Price, by wire transfer pursuant to Section 2.5, and (ii) the instruments and documents set forth on Exhibit B, in each case in a form reasonably acceptable to Seller.

ARTICLE IV

CONDITIONS TO CLOSING

SECTION 4.1. Conditions to the Obligations of Purchaser and Seller.  The respective obligations of each of the Parties to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions precedent:

(i) There shall not (i) be in effect any applicable Law that makes illegal or enjoins or prevents in any respect the consummation of the transactions contemplated by this Agreement or (ii) have been commenced and be continuing any action or proceeding by or before any Governmental Authority that seeks to make illegal, enjoin or prevent in any respect the transactions contemplated by this Agreement.

(ii) All material Governmental Authorizations necessary for the consummation of the transactions contemplated hereby or by any other related agreements shall have been obtained, or the applicable waiting periods shall have expired or been terminated, with respect to merger control pursuant to applicable Competition Laws, including the expiration or termination of the waiting period required under the HSR Act.  Seller and Purchaser shall have received all Governmental Authorizations required to be listed on Schedules 5.4 and 6.4 and no such Governmental Authorizations shall have been revoked.

SECTION 4.2. Conditions to the Obligations of Purchaser.  The obligation of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction of the following additional conditions precedent:

(i) Seller shall have performed and complied in all material respects with its agreements and obligations contained in this Agreement required to be performed or complied with by it at or before the Closing.  Each representation and warranty set forth in Section 5.1 and Section 5.2 shall be true and correct in all respects at and as of the Closing as though then made except to the extent such representations and warranties by their terms speak as of an earlier date in which case they shall be true and correct as of such earlier date.  Other than representations and warranties set forth in Sections 5.1 and 5.2 which are addressed in the immediately preceding sentence, each representation and warranty set forth in Article V shall be true and correct at and as of the Closing as though then made except to the extent such representations and warranties by their terms speak as of an earlier date in which case they shall be true and correct in as of such earlier date; except for breaches of such representations and warranties that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(ii) Purchaser shall have received a certificate of Seller, dated the Closing Date and signed by a senior officer of Seller, certifying as to the fulfillment of the conditions set forth in Section 4.2(i).  Seller shall have made, or caused to be made, delivery to Purchaser of all other instruments and documents set forth on Exhibit A.

SECTION 4.3. Conditions to the Obligations of Seller.  The obligation of Seller to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction of the following additional conditions precedent:

(i) Purchaser shall have performed and complied in all material respects with its agreements and obligations contained in this Agreement required to be performed or complied with by it at or before the Closing.  Each representation and warranty set forth in Section 6.1 and Section 6.2 shall be true and correct in all respects at and as of the Closing as though then made except to the extent such representations and warranties by their terms speak as of an earlier date in which case they shall be true and correct as of such earlier date.  Other than representations and warranties set forth in Sections 6.1 and 6.2 which are addressed in the immediately preceding sentence, each representation and warranty set forth in Article VI shall be true and correct at and as of the Closing as though then made except to the extent such representations and warranties by their terms speak as of an earlier date in which case they shall be true and correct in as of such earlier date; except for breaches of such representations and warranties that would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

(ii) Seller shall have received a certificate of Purchaser, dated the Closing Date and signed by a senior officer of Purchaser, certifying as to the fulfillment of the conditions set forth in Section 4.3(i). Purchaser shall have made, or caused to be made, delivery to Seller of all other instruments and documents set forth on Exhibit B.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLER

As of the date hereof and as of the Closing, Seller hereby represents and warrants to Purchaser as follows:

SECTION 5.1. Organization.  Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of New Jersey.  Each Divesting Entity is a corporation duly organized, validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its organization.  Each of Seller and each Divesting Entity is authorized to do business under the Laws of all jurisdictions in which it is required to be so authorized, except as would not, individually or in the aggregate, have a Material Adverse Effect.

SECTION 5.2. Authority; Binding Effect.  (a)  Each of Seller and each Divesting Entity has all requisite corporate power and authority to own and operate its properties and assets, to carry on its business as it is now being conducted and to execute and deliver this Agreement, the Transitional Agreements and any other agreements and documents contemplated hereby, as the case may be, and to perform its obligations hereunder and thereunder.  The execution and delivery by each of Seller and each Divesting Entity of this Agreement, the Transitional Agreements and any other agreements and documents contemplated hereby, and the performance by each of Seller and each Divesting Entity of its obligations hereunder and thereunder, have been duly authorized by all requisite corporate action on the part of Seller and each Divesting Entity.

(b) This Agreement has been duly executed and delivered by Seller and, assuming the valid execution and delivery by Purchaser, constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law).  The Transitional Agreements and the other agreements contemplated hereby will be duly executed and delivered by Seller and each Divesting Entity party thereto, as applicable, and assuming the valid execution and delivery by Purchaser, will constitute a legal, valid and binding obligation of

Seller and each Divesting Entity party thereto, enforceable against Seller and such Divesting Entity in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law).

SECTION 5.3. Non-Contravention.  The execution, delivery and performance of this Agreement, the Transitional Agreements and the other agreements contemplated hereby by Seller and the Divesting Entities and the consummation of the transactions contemplated hereby and thereby do not and will not (i) violate any provision of the certificate of incorporation or bylaws of Seller or the comparable organizational documents of any Divesting Entity, (ii) subject to obtaining the consents referred to in Schedule 5.3, conflict with, or result in the breach of, constitute a default under or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of Seller or any Divesting Entity under, or to a loss of any benefit of the Business to which Seller or any Divesting Entity is entitled under, any contract, agreement, commitment, lease of real estate or personal property or license of intellectual property to which Seller or any Divesting Entity is a party or to which its properties or assets are subject and which, in each case, relates to the Business, or result in the creation of any Lien (other than Permitted Liens) upon any of the Purchased Assets or (iii) assuming compliance with the matters set forth in Sections 5.4 and 6.4, violate or result in a breach of, or constitute a default under, any Law or other restriction of any Governmental Authority to which Seller or any Divesting Entity is subject, except, with respect to clauses (ii) and (iii), for any violations, breaches, conflicts, defaults, losses, Liens, terminations, cancellations or accelerations that would not, individually or in the aggregate, have a Material Adverse Effect.

SECTION 5.4. Governmental Authorization.  Except as set forth on Schedule 5.4, the execution and delivery of this Agreement by Seller and the consummation of the transactions contemplated hereby, do not require any material consent or approval of, or any material notice to or other filing with, any Governmental Authority.

SECTION 5.5. Financial Information.  The Financial Information is unaudited and has been prepared from the books and records of Seller and the Divesting Entities and fairly and accurately presents, in all material respects, as of the dates therein specified and for the periods indicated, the gross sales, net sales and product contribution (as described therein) of the Business, prepared in a manner consistent with the Accounting Principles.  The “Accounting Principles” are set forth on Schedule 5.5.

SECTION 5.6. Absence of Material Changes.  Since December 31, 2009, except as set forth on Schedule 5.6, the Business has been operated in the ordinary course consistent with past practice and there has not been:

(i) any Material Adverse Effect;

(ii) any sale, lease, license, abandonment or other disposition by Seller or any Divesting Entity of any asset material to the Business, except (i) sales of inventory in the ordinary course of business, (ii) to Seller or a Divesting Entity or (iii) in connection with the transactions contemplated hereby;

(iii) any damage, destruction or loss, whether covered by insurance or not, of any asset material to the Business;

(iv) any material amendment or termination of any Assumed Contract or entry into any new contract, agreement or commitment material to the Business;

(v) any licensing, lapse or abandonment of any material Transferred Intellectual Property;

(vi) any material change in any collection or credit accounting practices, including any write-up or write-down in the value of the Purchased Assets;

(vii) any material payments, discount activity or other consideration to customers or suppliers and any material advertising of the Products, other than in the ordinary course of business consistent with past practice; or

(viii) any agreement or commitment to take any action described in this Section 5.6.

SECTION 5.7. No Litigation.  Except as set forth on Schedule 5.7, there is no civil, criminal, governmental, regulatory or administrative complaint, action, lawsuit, claim, judgment, order, writ, decree, hearing, arbitration or proceeding, in each case relating to the Business, pending by or against or, to the Knowledge of Seller, threatened by or against Seller or any of its Affiliates, in each case, that (i) involves a claim for more than $100,000, (ii) requests any material injunctive relief, (iii) relates to the transactions contemplated by this Agreement or (iv) involves any material supplier to, trade customer of or co-packer or broker for the Business.  Except as set forth on Schedule 5.7, since January 1, 2007 there has not been any civil, criminal, governmental, regulatory or administrative complaint, action, lawsuit, claim, judgment, order, writ, decree, hearing, arbitration or proceeding, against Seller or any of its Affiliates relating to the Business that (i) resulted in a judgment against or settlement by Seller or any of its Affiliates involving more than $100,000 (whether or not such judgment or settlement was paid by insurance), (ii) resulted in any material injunctive relief or (iii) related to the transactions contemplated by this Agreement.

SECTION 5.8. Compliance with Laws.  Except with respect to Product Registrations (which are the subject of Section 5.9) and except as to matters set forth on Schedule 5.8:

(i) Seller and each Divesting Entity is in compliance in all material respects with all Laws applicable to the ownership of the Purchased Assets or operation of the Business, as applicable;

(ii) all activities of Seller and each Divesting Entity relating to the Products that are subject to the jurisdiction of the FDA or subject to the FDCA, the regulations promulgated thereunder, or any similar legal provisions in any state or foreign jurisdiction, have been conducted in compliance in all material respects with all applicable requirements under the FDCA, the regulations promulgated thereunder, and similar Laws in any state or foreign jurisdiction, including, those relating to good laboratory practices, good clinical practices, adverse event reporting, labeling, promotion and advertising, good manufacturing practices, recordkeeping, and filing of reports; neither Seller nor any Divesting Entity has received any written communication from a Governmental Authority or other Person that alleges the Business is not in such compliance, and no Governmental Authority has made a finding of noncompliance by Seller or any Divesting Entity in respect of the Business since, in each case, January 1, 2007; and

(iii) since January 1, 2007, Seller and the Divesting Entities have filed all adverse event reports required to be made to the FDA and other Governmental Authorities under applicable Laws relating to the Products.

SECTION 5.9. Product Registrations.  (a) Schedule 5.9 sets forth, as of the date hereof, a list of all material Governmental Authorizations granted to Seller or any Divesting Entity by, or pending with, any Governmental Authority in the Territory to manufacture, market or sell any of the Products, and, except as set forth on such schedule, Seller or a Divesting Entity is the sole and exclusive owner of each such material Government Authorizations.  The material Governmental Authorizations set forth or required to be set forth on Schedule 5.9 as well as all final over-the-counter (OTC) drug monographs, tentative final monographs (TFMs), or proposed monographs pursuant to which Seller or any Divesting Entity manufactures, labels, markets, or sells any of the Products are referred to herein as the “Product Registrations”.

(b) Except as set forth on Schedule 5.9, all Products sold since January 1, 2007 under or pursuant to the Product Registrations are manufactured, labeled, stored, tested, distributed, marketed, and sold in all material respects in accordance with the specifications, standards, and other requirements contained in such Product Registrations.

SECTION 5.10. Assumed Contracts.    Seller has made available to Purchaser true and complete copies of all Assumed Contracts.  Except as disclosed in Schedule 5.10 and in each case in all respects material to the Business or the Purchased Assets, (i) each Assumed Contract is valid and binding on Seller or the Divesting Entity that is a party thereto and, to the Knowledge of Seller, the other party thereto, and is in full force and effect, subject to bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law), and (ii) neither Seller nor any Divesting Entity or, to the Knowledge of Seller, any other party thereto is in breach of, or default under, any Assumed Contract, and no event has occurred that, with the giving of notice or lapse of time or both, would constitute a material breach or default thereunder.

SECTION 5.11. Intellectual Property.

(a) For all Transferred Trademark Rights, in each case that have been or are registered, granted or issued, or have been or are subject to an application for registration, grant or issuance, in each case, as of the date of this Agreement (collectively, the “Registered Intellectual Property”), Schedule 5.11 sets forth (i) all jurisdictions in which the Registered

Intellectual Property has been or is registered, issued, or granted or in which registrations, grants or issuance have been applied for, and (ii) the registration number, issuance number, serial number or application number, as applicable, of the Registered Intellectual Property.  Schedule 5.11 also sets forth a list of all domain names and addresses used or held for use by Seller and the Divesting Entities solely in the conduct of the Business (the “Transferred Domain Names”).  All material registration, renewal, maintenance, recordation (including assignment recordations) and other applicable filings and fees have been timely made and paid in connection with the Registered Intellectual Property and the Transferred Domain Names.

(b) None of the execution and delivery of this Agreement, the Transitional Agreements or any other agreement contemplated hereby, the consummation of the transactions contemplated hereby or thereby, or the performance by Seller and the Divesting Entities of their obligations hereunder or thereunder, conflict or will conflict with, alter or impair any rights with respect to any Transferred Intellectual Property, Transferred Domain Names or any Licensed Know-How or the validity, enforceability, use, right to use, ownership, priority, scope, duration or effectiveness of any Transferred Intellectual Property, Transferred Domain Names or any Licensed Know-How, in any case that would be material to the Business.  Neither Seller nor any Divesting Entity owns, licenses or has the right to acquire any registered Copyrights or applications therefor or any Patents that are used or held for use solely in the conduct of the Business.

(c) Seller and the Divesting Entities are the sole and exclusive owners of all Transferred Intellectual Property and of all registrations for the Transferred Domain Names free and clear of any Liens, other than Permitted Liens, and upon the Closing, Purchaser will be the sole and exclusive owner of all Transferred Intellectual Property and of all registrations for the Transferred Domain Names, free and clear of all Liens, other than Permitted Liens (other than pursuant to clause (iii) of the definition thereof) and Liens created by Purchaser.  Except as set forth on Schedule 5.11, no Seller or Divesting Entity has granted any rights or licenses of any kind relating to any Transferred Intellectual Property or Transferred Domain Names, except for nonexclusive licenses to customers, Seller’s Affiliates in connection with the Business and suppliers, in each case, in the ordinary course of business.  Seller and the Divesting Entities have all necessary rights to grant to Purchaser the rights and licenses pursuant to Sections 7.6 and 7.12.

(d) All Registered Intellectual Property is enforceable, valid and subsisting.  To Seller's Knowledge, all Licensed Know-How and other Transferred Intellectual Property are enforceable, valid and subsisting.  To Seller's Knowledge, all Transferred Domain Names are valid and subsisting.

(e) Except as set forth on Schedule 5.11, to the Knowledge of Seller, the Business as it has been operated and conducted since January 1, 2007 and is currently operated and conducted has not and does not infringe, misappropriate or dilute any Intellectual Property of any Person.  Neither Seller nor any of the Divesting Entities has been since January 1, 2007, or is currently the subject of any pending or, to the Knowledge of Seller, threatened cease and desist letter (or other similar letter), notice, or proceeding which (i) involves a claim or notice of infringement, misappropriation, dilution, or unauthorized use of any Intellectual Property of any third party, or (ii) involves a claim or notice affecting the ownership, use, validity, priority, duration, right to use, enforceability or effectiveness of any Transferred Intellectual Property or of any Licensed Know-How.  To the Knowledge of Seller, no third party is infringing or misappropriating any Transferred Intellectual Property.

(f) Except as would not be material to the Business or the Purchased Assets, Seller and the Divesting Entities have taken reasonable precautions to protect the secrecy, confidentiality, and value of proprietary items (including any proprietary technical data) and confidential information in connection with the protection of the confidentiality of any confidential aspects the Formulae and Specifications and other confidential Purchased Assets.

(g) Except as set forth on Schedule 5.11, none of the Transferred Intellectual Property or Transferred Domain Names and none of the Licensed Know-How is subject to any outstanding injunction, judgment, order, decree, ruling, charge, settlement or other disposition of any dispute, in each case that is material to the Business.  Except as set forth on Schedule 5.11, after the Closing, Purchaser will not be obligated to make any royalty or other similar payments (i) with respect to any Transferred Intellectual Property or Transferred Domain Names, or (ii) with respect to any Licensed Know-How, for any uses or purposes relating to the Products or the Business, in each case, other than as a result of any agreement, commitment or other obligation incurred by or other action (other than the continued operation of the Business) of Purchaser.

SECTION 5.12. Purchased Assets.  (a)  Except as set forth on Schedule 5.12, Seller and the Divesting Entities own, lease or have the legal right to use all of the Purchased Assets.  Except as disclosed on Schedule 5.12, Seller and the Divesting Entities have good title to all the Purchased Assets free and clear of all Liens, except for Permitted Liens.

(b) Except as set forth in Section 5.12(c), this Section 5.12 does not relate to Intellectual Property (including any domain names or web addresses), which is the subject of Section 5.11.

(c) Except as set forth on Schedule 5.12, the Purchased Assets include all of the (i) percentages and specifications of ingredients used to manufacture the Products for the Business, and (ii) processes and specifications for the design, composition, manufacture, packaging, labeling, product safety assurance, quality control, storage and shipping of the Products for the Business, in each case, used or held for use by Seller and the Divesting Entities in the conduct of the Business in the twelve (12) months prior to the Closing.  Except as set forth on Schedule 5.12, the Formulae and Specifications and the Transferred Know-How, together with the Licensed Know-How, includes all Know-How (and no Patents exist that are) used or held for use by Seller and the Divesting Entities in the manufacturing, packaging and labeling of the Products and necessary for Purchaser to provide for the manufacturing, packaging and labeling of the Products in the manner that Seller and the Divesting Entities provided for the manufacturing, packaging and labeling thereof in the conduct of the Business in the twelve (12) months prior to the Closing.  Except as set forth on Schedule 5.12 and except for the Seller Names, the Transferred Intellectual Property and the Transferred Domain Names, together with the Licensed Know-How, includes all Marks, domain names and web addresses, Copyrights and Know-How (and no Patents exist that are) used or held for use by Seller and the Divesting Entities in the marketing and sales of the Products and necessary for Purchaser to market and sell the Products immediately following the Closing in the manner the Products were marketed and sold by Seller and the Divesting Entities in the conduct of the Business in the twelve (12) months prior to the Closing.

SECTION 5.13. Product Recalls.  Except as set forth on Schedule 5.13, since December 31, 2006, there has not been, nor is there currently under consideration by Seller or any of its Affiliates, any recall or warning in the Territory in respect of any Product.  Except as set forth on Schedule 5.13, to the Knowledge of Seller, since December 31, 2006, there has not been, nor is there currently under consideration by any Governmental Authority, any recall or warning in the Territory in respect of any Product.  Neither Seller nor any of its Affiliates has received any written notice that any Governmental Authority has (i) commenced or threatened to initiate any action to withdraw its approval or request the recall of any Product, or (ii) commenced or threatened to initiate, any action to enjoin the manufacture, sale, or production of any Product.

SECTION 5.14. Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or any of the Divesting Entities.

SECTION 5.15. Relationships with Customers.  Schedule 5.15 sets forth, with respect to the Products, for the period indicated thereon, the ten (10) largest customers of Seller and the Divesting Entities with respect to the Products taken as a whole by U.S. revenue (collectively, the “Material Customers”).  Except as set forth on Schedule 5.15:  (a) none of the Material Customers has canceled, terminated or changed in any material respect its relationship with the Business or the terms thereof, or threatened or provided written notice of its intent to do so; (b) none of the Material Customers has decreased or limited materially or threatened in writing to decrease or limit materially its purchases from the Business; and (c) to the Knowledge of Seller, as of the date hereof, none of the Material Customers has delisted or provided written notice to Seller of its intent to delist any SKU of any of the Products.  Since January 1, 2009, Seller has not engaged in any practice of soliciting purchases by the Material Customers, taken as a whole, of Products regularly purchased by them intended to result in inventory levels of the Material Customers materially in excess of levels previously maintained by them based on Seller’s prior course of dealing with such Material Customers in respect of the Products.

SECTION 5.16. Inventories.  Schedule 5.16 sets forth the Inventories as of November 23, 2010, including detail by SKU and expiration dates, calculated on a basis consistent with Seller’s accounting practices and using standard cost as set forth on Schedule 2.6(a).  In all respects material to the Business, the Final Inventories will be free from any latent defect which would render such Inventories defective or not fit for sale or adulterated within the meaning set forth in any applicable Law.

SECTION 5.17. Environmental Matters.  The Business and the Purchased Assets are in compliance, in all material respects, with all applicable Environmental Laws and neither Seller nor any Divesting Entities has any material Environmental Liabilities in respect of the Business or the Purchased Assets.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER

As of the date hereof and as of the Closing, Purchaser hereby represents and warrants to Seller as follows:

SECTION 6.1. Organization.  Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.  Purchaser is authorized to do business under the Laws of all jurisdictions in which it is required to be so authorized, except as would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

SECTION 6.2. Authority; Binding Effect.  (a)  Purchaser has all requisite corporate power and authority to own and operate its properties and assets, to carry on its business as it is now being conducted and to execute and deliver this Agreement, the Transitional Agreements and any other agreements and documents contemplated hereby, and to perform its obligations hereunder and thereunder.  The execution and delivery by Purchaser of this Agreement, the Transitional Agreements and any other agreements and documents contemplated hereby, and the performance by Purchaser of its obligations hereunder and thereunder, have been duly authorized by all requisite corporate action on the part of Purchaser.

(b) This Agreement has been duly executed and delivered by Purchaser and, assuming the valid execution and delivery by Seller, constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law).  The Transitional Agreements and  the other agreements contemplated hereby will be duly executed and delivered by Purchaser, and assuming the valid execution and delivery by Seller and the Divesting Entities, as the case may be, will constitute a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law).

SECTION 6.3. Non-Contravention.  The execution, delivery and performance by Purchaser of this Agreement, the Transitional Agreements and the other agreements contemplated hereby, and the consummation of the transactions contemplated hereby and thereby, do not and will not (i) violate any provision of the certificate of incorporation, bylaws or other organizational documents of Purchaser, (ii) conflict with, or result in a breach of, constitute a default under or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of Purchaser or any of its Affiliates under, or to a loss of any benefit to which Purchaser or any of its Affiliates is entitled under, any contract, agreement, commitment, lease of real estate or personal property or license of intellectual property to which Purchaser or any of its Affiliates is a party or to which its properties or assets are subject, or (iii) assuming compliance with the matters set forth in

Sections 5.4 and 6.4, violate or result in a breach of or constitute a default under any Law or other restriction of any Governmental Authority to which Purchaser is subject, except, with respect to clauses (ii) and (iii), for any violations, breaches, defaults, conflicts, losses, Liens, terminations, cancellations or accelerations that would not, individually or in the aggregate, have a material and adverse effect on the ability of Purchaser to consummate the transactions contemplated hereby (a “Purchaser Material Adverse Effect”).

SECTION 6.4. Governmental Authorization.  Except as set forth on Schedule 6.4, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, do not require any material consent or approval of, or any material notice to or other filing with, any Governmental Authority.

SECTION 6.5. Financial Capability.  Purchaser is a party to a credit facility (the “Credit Facility”) that, with the undrawn borrowing capacity thereunder, together with Purchaser’s cash that is expected to be on hand as of the Closing, will be sufficient to provide funds in an aggregate amount to pay the amounts due Seller from Purchaser at the Closing on the terms and conditions contemplated by this Agreement and to pay Purchaser’s related fees and expenses related to the transactions contemplated by this Agreement.  To Purchaser’s Knowledge, the Credit Facility is in full force and effect and is a legal, valid and binding obligation of the lenders party thereto enforceable in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law).  Purchaser is not in default under the Credit Facility.  At the Closing, Purchaser shall have sufficient cash to pay the Purchase Price on the terms and conditions contemplated by this Agreement.

SECTION 6.6. Condition of the Business.  Purchaser and its Representatives have made all inspections and investigations of the Business and the Purchased Assets deemed necessary or desirable by Purchaser.  Purchaser acknowledges and agrees that (i) it is purchasing the Purchased Assets based on the results of its inspections and investigations, and not on any representation or warranty of Seller or any of its Affiliates not expressly set forth in this Agreement, the Transitional Agreements and the agreements, documents and certificates delivered in connection herewith or therewith and (ii) except as otherwise set forth in this Agreement, the Purchased Assets are sold “as is, where is” and it accepts the Purchased Assets in the condition they are in and at the place where they are located on the Closing Date.  Any claims Purchaser may have for breach of representation or warranty shall be based solely on the representations and warranties of Seller or the Divesting Entities expressly set forth in this Agreement, the Transitional Agreements and the agreements, documents and certificates delivered in connection herewith or therewith.  ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR ANY PARTICULAR PURPOSE, AND ALL OTHER WARRANTIES ARISING UNDER THE UNIFORM COMMERCIAL CODE, ARE HEREBY WAIVED BY PURCHASER.  Purchaser further acknowledges that neither Seller, its Affiliates, nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Seller, any of the Divesting Entities, the Business, the Purchased Assets, or the Assumed Liabilities, including in any confidential memoranda distributed by or on behalf of Seller or any Divesting Entity relating to the Business, the Purchased Assets or the Assumed Liabilities or in any other publication, document or information provided to Purchaser or its Representatives in any “data room” or otherwise in connection with the Business or the sale of the Purchased Assets, not expressly set forth in this Agreement, the Transitional Agreements and the agreements, documents and certificates delivered in connection herewith or therewith.

SECTION 6.7. Brokers.  Except as set forth on Schedule 6.7, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser or any of its Affiliates.

ARTICLE VII

COVENANTS

SECTION 7.1. Information and Documents.  (a)  From time to time prior to the Closing, upon reasonable advance notice in writing and to the extent permitted by applicable Law, Seller shall, and shall cause the Divesting Entities to, permit Purchaser and its Representatives to have reasonable access, during normal business hours, to properties, assets, books, records, agreements, documents, data, files and personnel of, and such other information relating to the Business as may reasonably be requested by Purchaser; provided, however, that such access shall not unreasonably interfere with Seller’s or any Divesting Entity’s operation of their respective businesses, including the Business; and provided, further that Seller may restrict the foregoing access to the extent that (i) such access or provision of information would result in a violation of confidentiality obligations to a third party, (ii) disclosure of any such information would result in disclosure of any proprietary information or trade secrets of Seller or any other Person (other than with respect to the Business) or (iii) disclosure of any such information would result in the loss or waiver of any attorney-client privilege.

(b) All information (including any offering or summary memorandum) received by Purchaser and given by or on behalf of Seller or any of its Affiliates in connection with this Agreement and the transactions contemplated hereby will be held by Purchaser and its Representatives as “Information,” as defined in, and pursuant to the terms of, the Confidentiality Agreement.

(c) No information or access provided to Purchaser or its Representatives pursuant to this Section 7.1, or any other investigation made by or on behalf of Purchaser, will affect any of the representations or warranties of Seller contained in this Agreement, the Transitional Agreements or any agreement or certificate delivered in connection herewith and therewith, or the conditions hereunder to the obligations of Purchaser.  Notwithstanding anything to the contrary set forth in this Agreement, if (a) Seller can demonstrate that prior to the date hereof, Purchaser (i) had actual knowledge of any fact or circumstance and (ii) had actual knowledge that the existence of such fact or circumstance would constitute a breach of a particular representation or warranty set forth in Article V of this Agreement, and (b) the Closing occurs, then Seller shall have no indemnification obligation under Section 8.1(a)(iv) with respect to Losses arising directly from the existence of such fact or circumstance.

SECTION 7.2. Conduct of Business.  From and after the date hereof and until the Closing, except (i) as set forth on Schedule 7.2 or as otherwise expressly contemplated by this Agreement or (ii) as Purchaser shall otherwise consent in writing, Seller agrees that it will conduct the Business, and will cause the Business to be conducted, in the ordinary course consistent with past practice, and will use, and cause the Divesting Entities to use, reasonable commercial efforts to preserve intact the Business and related relationships with customers, suppliers and other third parties.  From and after the date hereof and to the Closing, except (i) as set forth on Schedule 7.2 or as otherwise expressly contemplated by this Agreement or (ii) as Purchaser shall otherwise consent in writing (which consent shall not be unreasonably withheld), Seller covenants and agrees that, with respect to the Business, it shall and shall cause the Divesting Entities to:

(i) not incur, create or assume any Lien, other than Permitted Liens, with respect to any material asset that would constitute a Purchased Asset;

(ii) not dispose of any material assets that would constitute Purchased Assets, except the sale of Inventories in the ordinary course of business consistent with past practice;

(iii) not amend, modify or terminate any material term of, or waive any material right under, any Assumed Contract (subject to clause (vii) below with respect to any promotional, sales and discount activities);

(iv) not enter into any contract, agreement or commitment that would constitute an Assumed Contract if it were in effect on the date hereof (subject to clause (vii) below with respect to any promotional, sales and discount activities);

(v) not take any action specified in Sections 5.6(ii) or 5.6(iv) through 5.6(viii);

(vi) submit all adverse event reports required to be submitted to any Governmental Authority under any Law;

(vii) carry on material promotional, sales and discount activities in respect of the Business in the ordinary course of business consistent with past practice and Schedule 7.2; and

(viii) not agree to take any of the foregoing actions that are prohibited.

SECTION 7.3. Efforts to Consummate; Certain Governmental Matters.  (a)  Upon the terms and subject to the conditions herein provided, each of the Parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary for it to do under applicable Laws to consummate and make effective the transactions contemplated by this Agreement, including all actions and all things necessary for it (i) to comply promptly with all legal requirements that may be imposed on it with respect to this Agreement and the transactions contemplated hereby (which actions shall include furnishing all information required by applicable Law in connection with approvals of or filings with any Governmental Authority), (ii) to satisfy the conditions precedent to the obligations of such Party, (iii) to obtain any consent, authorization, order or approval of, or any exemption by, any Governmental Authority or other Person required to be obtained or made by Purchaser,

Seller or any Divesting Entity in connection with the acquisition of the Purchased Assets, the assumption of Assumed Liabilities or the taking of any other action contemplated by this Agreement, (iv) to prevent any Governmental Order or any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and (v) to effect all registrations, filings and transfers (to the extent transferable) of Governmental Authorizations necessary for the operation of the Business in a manner consistent with the operation of the Business during the one year period immediately prior to the Closing.  Without limiting the generality of the undertakings pursuant to this Section 7.3(a), Seller and Purchaser agree to provide or cause to be provided promptly to each Governmental Authority in the Territory with regulatory jurisdiction over enforcement of any applicable Competition Laws information and documents requested by such Governmental Authority or necessary, proper or advisable to permit consummation of the acquisition of the Purchased Assets, the assumption of Assumed Liabilities and the other transactions contemplated by this Agreement.  Without limiting the generality of the foregoing, within three (3) Business Days after the execution of this Agreement, each of the Parties will file any Notification and Report Forms and related material required to be filed with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act and will use commercially reasonable efforts to obtain an early termination of the applicable waiting period, and promptly will make any further filings pursuant thereto that may be necessary, proper or advisable.

(b) Subject to appropriate confidentiality protections, each Party will furnish to the other Party such necessary information and reasonable assistance as the other Party may reasonably request in connection with the foregoing and will keep the other Party reasonably informed with respect to any consent, authorization, order, approval, or exemption that is sought or received from any Governmental Authority in connection with this Agreement and the transactions contemplated hereby.

SECTION 7.4. Litigation and Regulatory Support.  (a)  Following the Closing, Purchaser and its Affiliates, on the one hand, and Seller and the Divesting Entities and their respective Affiliates, on the other hand, will reasonably cooperate with each other in the defense or settlement of any Liabilities or lawsuits involving the Purchased Assets or Business for which the other Party has responsibility under this Agreement by providing the other Party and such other Party’s legal counsel reasonable access to employees, records, documents, data, equipment, facilities, products, parts, prototypes and other information relating to the Business and the Purchased Assets as such other Party may reasonably request, to the extent maintained or under the possession or control of the requested Party; provided, however, that such access shall not unreasonably interfere with Purchaser’s or its Affiliates’, or Seller or its Affiliates’, as the case may be, respective businesses; and provided, further that either Party may restrict the foregoing access to the extent that (i) such restriction is required by applicable Law, (ii) such access or provision of information would result in a violation of confidentiality obligations to a third party or (iii) disclosure of any such information would result in the loss or waiver of the attorney-client privilege.  The requesting Party shall reimburse the other Party for reasonable out-of-pocket expenses paid by the other Party to third parties in performing its obligations under this Section 7.4.

(b) As promptly as reasonably practicable following the Closing, Purchaser and its Affiliates, on the one hand, and Seller and the Divesting Entities and their respective

Affiliates, on the other hand, will reasonably cooperate with each other in the exchange and sharing of the information and documentation described in Exhibit E related to the Purchased Assets or Business in order to permit Purchaser and its Affiliates to conduct the Business in a manner compliant with Law and to permit each of Seller and Purchaser and each of their respective Affiliates to comply with their obligations arising under this Agreement and the Transitional Agreements (or any other agreement contemplated thereby) in a manner compliant with Law (it being understood that either party may redact information that is not related to the Purchased Assets or the Business).

SECTION 7.5. Trade Notification.  Seller and Purchaser shall mutually agree on the method and content of written notifications to customers and suppliers of the sale of the Purchased Assets to Purchaser.  Prior to the Closing, Purchaser may communicate with customers of the Business with the prior consent of Seller in its sole discretion, and at such time and in such manner as may be mutually agreed by Seller and Purchaser.  Seller and Purchaser agree that such written notifications and communications are intended to provide sufficient advance notice to customers of the sale and the plans associated therewith, so as to provide a smooth transition of the Business from Seller and the Divesting Entities to Purchaser.

SECTION 7.6. Use of Seller Names and UPCs.  (a)  Seller hereby grants a non-exclusive right and license to Purchaser for a period beginning on the Closing and ending ninety (90) days following the Closing Date (the “Seller Name Use Period”) to use the Seller Names, the Universal Product Codes (“UPCs”) for each of the Products and the National Drug Codes (“NDCs”), if any, for each of the Products to the extent necessary to allow Purchaser and its Affiliates and their designees to market, distribute and sell the Products in the Territory, utilizing the labels and packaging, advertising, marketing, sales and promotional materials, in each case, existing on the Closing Date or used to produce finished goods inventory of Products during the Seller Name Use Period.

(b) Promptly upon the expiration of the Seller Name Use Period, Purchaser shall, and shall cause its Affiliates to, destroy and dispose of all labels and all advertising, marketing, sales and promotional materials (except for a reasonable number of samples of such materials which Purchaser may retain for archival purposes only), in each case, in its possession or subject to its control, bearing any Seller Names, UPCs or NDCs.  Notwithstanding the foregoing (including Section 7.6(a)), the expiration of the Seller Name Use Period shall not prohibit or restrict Purchaser and its Affiliates from marketing, distributing and selling the Inventories acquired by Purchaser on the Closing Date, produced during the Seller Name Use Period or manufactured with packaging ordered by Seller in connection with its obligations under the Transitional Supply Agreement during the Seller Name-Use Period.

(c) In no event shall Purchaser use any Seller Names, UPCs or NDCs in any manner or for any purpose different from the use of such Seller Names, UPCs and NDCs by Seller and its Affiliates prior to the Closing Date to market, distribute and sell the Products in the Territory.

SECTION 7.7. Further Assurances.  From time to time after the Closing, and for no further consideration, each of the Parties shall, and shall cause its Affiliates to, execute, acknowledge and deliver such assignments, transfers, consents, assumptions and other documents and instruments and take such other commercially reasonable actions as may reasonably be requested to more effectively assign, convey or transfer to or vest in Purchaser and its designated Affiliates the Purchased Assets and the Assumed Liabilities contemplated by this Agreement to be transferred to or assumed by Purchaser (including transferring, at no additional cost to Purchaser, any Purchased Asset contemplated by this Agreement to be transferred to Purchaser at the Closing and that was not so transferred at the Closing); provided, however, that the foregoing obligations with respect to the Registered Intellectual Property set forth on Schedule 5.11 and the Transferred Domain Names set forth on Schedule 5.11 shall terminate twelve (12) months after the Closing Date (in each case, other than with respect matters outside of the reasonable control of Purchaser (including matters arising as the result of any official intellectual property registry or the fault of Seller or its Affiliates)).  Purchaser agrees that, following the Closing, it shall prepare any such additional instruments or documents necessary to assign, convey or transfer the Transferred Intellectual Property and the Transferred Domain Names, and Seller hereby agrees to, and to cause the Divesting Entities to, execute and deliver any such additional instruments or documents, and to take any other actions reasonably requested by Purchaser, to assign, convey or transfer the Transferred Intellectual Property and Transferred Domain Names to Purchaser.

SECTION 7.8. Assistance in Collecting Certain Amounts.  From and after the Closing, Purchaser shall use commercially reasonable efforts to assist, cooperate with and consult with Seller and its Affiliates in connection with Seller’s and each Divesting Entity’s collection of all Accounts Receivables and other miscellaneous receivables related to the Products, including those that are not evidenced by instruments or invoices, existing as of the Closing and relating to the Products sold by Seller or such Divesting Entity prior to the Closing, and Purchaser shall remit promptly to Seller any payments or other sums received by Purchaser that are in respect of Accounts Receivable or that otherwise are Excluded Assets or properly for the account of Seller or any Divesting Entity.  If, after the Closing, Seller or any Divesting Entity wishes to make a claim or otherwise take action with respect to any Excluded Asset or any Retained Liability, Purchaser shall, and shall cause its Affiliates to use commercially reasonable efforts to assist and cooperate with Seller or any such Divesting Entity with respect to such actions.  From and after the Closing, Seller shall, and shall cause the Divesting Entities to, use commercially reasonable efforts to assist, cooperate with and consult with Purchaser in connection with Purchaser’s collection of all trade accounts and notes receivable and other miscellaneous receivables related to the Products sold after the Closing, including those that are not evidenced by instruments or invoices, and Seller shall, and shall cause its Affiliates to, remit promptly to Purchaser any payments or other sums received by Seller or any of its Affiliates after the Closing and relating to the Products sold after the Closing or amounts that are otherwise Purchased Assets.  If, after the Closing, Purchaser wishes to make a claim or otherwise take action with respect to any Purchased Asset or any Assumed Liability, Seller shall, and shall cause its Affiliates to, use commercially reasonable efforts to assist and cooperate with Purchaser with respect to such actions.  Seller shall reimburse Purchaser for all reasonable out-of-pocket expenses incurred by Purchaser and its Affiliates in complying with this Section 7.8, and Purchaser shall promptly reimburse Seller for all reasonable out-of-pocket expenses incurred by Seller and each Divesting Entity in complying with its obligations under this Section 7.8.

SECTION 7.9. Bulk Transfer Laws.  Purchaser acknowledges that Seller and its Affiliates have not taken, and do not intend to take, any action required to comply with any applicable bulk sale or bulk transfer laws or similar laws and hereby waives compliance therewith.

SECTION 7.10. Competition; Activities Outside the Territory .

(a) Purchaser acknowledges and agrees that Seller and its Affiliates shall be entitled to manufacture, package, test, develop, distribute, market, use, sell or otherwise deal with any products that such Person owns or has a license to prior to the Closing or that it may acquire, license or develop at any time after the Closing and that compete, directly or indirectly, with any of the Products; provided that, subject to Section 7.10(b), Seller and its Affiliates may not use any Purchased Assets after the Closing (except as contemplated by the Transitional Agreements).

(b) Purchaser understands and acknowledges that Seller and its Affiliates own certain trademarks and similar rights and certain other assets in various jurisdictions outside the Territory which are similar and/or identical to the Transferred Trademark Rights, and that Seller and its Affiliates are actively engaged the business of manufacturing, marketing, distributing and selling products similar and/or identical to the Products in various markets outside the Territory.  Purchaser acknowledges and agrees that (i) nothing contained herein shall be deemed to in any manner limit Seller and its Affiliates from using such trademarks and similar rights or other assets outside the Territory or from conducting such business outside the Territory, and (ii) that Purchaser is not acquiring hereunder any right, title or interest in or to any such trademarks or similar rights or other assets of Seller and its Affiliates outside the Territory or any such business of Seller and its Affiliates outside the Territory.  Seller understands and acknowledges that Purchaser may from time to time manufacture the Products in jurisdictions outside the Territory for marketing, distributing and selling within the Territory and that such manufacture shall not infringe any of the rights of Seller and its Affiliates within such jurisdictions outside the Territory.

SECTION 7.11. Insurance.  As of the Closing Date, the coverage under all insurance policies related to the Business shall continue in force only for the benefit of Seller and its Affiliates and not for the benefit of Purchaser or any of its Representatives.  Purchaser agrees to arrange for its own insurance policies (which may include self-insurance) with respect to the Purchased Assets and the Business covering all periods and agrees not to seek, through any means, to obtain payment from any insurance policies of Seller or any of its Affiliates that may provide coverage for claims relating in any way to the Purchased Assets and the Business prior to the Closing.

SECTION 7.12. Licensed Know-How License.  Effective as of the Closing, Seller hereby grants to Purchaser a perpetual, irrevocable, transferable, assignable, sublicensable, nonexclusive, fully paid-up, royalty-free right and license to use the Licensed Know-How for the conduct of the Business as conducted by Seller and the Divesting Entities in the six (6) months prior to the date hereof and through the Closing, and the development, research, production, manufacture, distribution, use, sale, offer for sale, importation and other exploitation of the Products in the Territory and of modifications thereto and product extensions.

ARTICLE VIII

INDEMNIFICATION

SECTION 8.1. Indemnification by Seller.   (a)  Subject to the provisions of this Article VIII, Seller agrees to defend, indemnify and hold harmless Purchaser and its Affiliates and their respective directors, officers, partners, members, agents, employees, successors and assigns, from and against any and all claims, actions, causes of action, judgments, awards and Liabilities, losses, costs (including reasonable attorney’s fees and other out-of-pocket costs incurred in investigating, preparing and defending the foregoing), and damages (collectively, the “Losses”) to the extent arising from or relating to (i) any Excluded Asset or Retained Liability (including any Permitted Liens pursuant to clauses (ii), (iv) and (v) of the definition thereof related thereto that survive the Closing), (ii) any Pre-Closing Products Liabilities, (iii) any breach by Seller or any Divesting Entity of any of its covenants or agreements contained in this Agreement, or (iv) any breach of any warranty or representation of Seller or any Divesting Entity contained in this Agreement and any certificate delivered in connection herewith.

(b)       Purchaser shall take, and shall cause its Affiliates to take, all commercially reasonable steps to mitigate any Loss upon becoming aware of any event that would reasonably be expected to, or does, give rise to a claim by Purchaser for indemnification pursuant to Section 8.1(a); provided, that the foregoing shall not be deemed to limit the ability of Purchaser and its Affiliates to incur reasonable costs and expenses in connection therewith.

SECTION 8.2. Indemnification by Purchaser.

(a) Subject to the provisions of this Article VIII, Purchaser agrees to defend, indemnify and hold harmless Seller and its Affiliates and their respective directors, officers, partners, members, agents, employees, successors and assigns, from and against any and all Losses to the extent arising from or relating to (i) any Assumed Liability, (ii) any breach by Purchaser of any of its covenants or agreements contained in this Agreement or (iii) any breach of any warranty or representation of Purchaser contained in this Agreement and any certificate delivered in connection herewith.

(b) Seller and each Divesting Entity shall take, and shall cause their respective Affiliates to take, all commercially reasonable steps to mitigate any Loss upon becoming aware of any event that would reasonably be expected to, or does, give rise to a claim by Seller for indemnification pursuant to Section 8.2(a); provided, that the foregoing shall not be deemed to limit the ability of Seller and its Affiliates to incur reasonable costs and expenses in connection therewith.

SECTION 8.3. Notice of Claims.  If any of the Persons to be indemnified under this Article VIII (the “Indemnified Party”) has suffered or incurred any Loss, the Indemnified Party shall so notify the Party from whom indemnification is sought (the “Indemnifying Party”) promptly in writing describing such Loss with reasonable specificity (including, to the extent then known or estimable, the anticipated amount of such Loss and the method of calculation).  If any claim, action, suit or proceeding (in equity or at law) is instituted by a third party with respect to which the Indemnified Party intends to claim any Loss under this Article VIII, the Indemnified Party shall promptly notify (the “Third Party Claim Notice”) the Indemnifying Party of such claim, action, suit or proceeding.  A failure by the Indemnified Party to give notice of any claim, action, suit or proceeding in a timely manner pursuant to this Section 8.3 or with the specificity set forth in this Section 8.3 shall not limit the obligation of the Indemnifying Party under this Article VIII, except (i) to the extent such Indemnifying Party is actually and materially prejudiced thereby or (ii) as provided in Section 8.5.

SECTION 8.4. Third Party Claims.  (a)  The Indemnifying Party under this Article VIII shall have the right, but not the obligation, exercisable by written notice to the Indemnified Party within thirty (30) days of receipt of a Third Party Claim Notice from the Indemnified Party with respect thereto, to assume the conduct and control, at the expense of the Indemnifying Party and through counsel of its choosing that is reasonably acceptable to the Indemnified Party, the defense of any third party claim, action, suit or proceeding (a “Third Party Claim”), and the Indemnifying Party may compromise or settle any such Third Party Claim it has elected to assume and control the defense of; provided, that the Indemnifying Party shall give the Indemnified Party reasonable advance written notice of any proposed compromise or settlement and shall not, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld), consent to or enter into any compromise or settlement that commits the Indemnified Party to take, or to forbear to take, any action, provides for other equitable relief, contains any admission as to wrongdoing by the Indemnified Party, or does not provide for a full and complete written release by the applicable third party of the Indemnified Party.  No Indemnified Party may compromise or settle any Third Party Claim for which it is seeking indemnification hereunder without the consent of the Indemnifying Party (which consent shall not be unreasonably withheld).  No Indemnifying Party may consent to the entry of any judgment that does not relate solely to monetary damages for which the Indemnifying Party is responsible arising from any such Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld).  The Indemnifying Party shall permit the Indemnified Party to participate in, but not control, the defense of any such Third Party Claim through counsel chosen by the Indemnified Party; provided, that the fees and expenses of such counsel shall be borne by the Indemnified Party.  If the Indemnifying Party elects not to control or conduct the defense of a Third Party Claim, the Indemnifying Party nevertheless shall have the right to participate in the defense of any Third Party Claim and, at its own expense, to employ counsel of its own choosing for such purpose.  Notwithstanding the foregoing, with respect to any Third Party Claim that the Indemnifying Party is defending, the Indemnified Party shall have the right to retain one additional separate counsel reasonably acceptable to the Indemnifying Party to represent it and the Indemnifying Party shall pay the reasonable fees and expenses of such separate counsel if there are conflicts existing under applicable standards of professional conduct with respect to any material issues between the Indemnified Party and the Indemnifying Party that make it reasonable for separate counsel to represent the Indemnified Party and the Indemnifying Party.

(b) The Parties shall reasonably cooperate in the defense of any Third Party Claim, with such cooperation to include (i) the retention of and the provision to the Indemnifying Party of records and information that are reasonably relevant to such Third Party Claim and (ii) reasonable access to employees on a mutually convenient basis for providing additional information and explanation of any material provided hereunder.

SECTION 8.5. Expiration.  If the Closing shall have occurred, all covenants, agreements, warranties and representations made herein or in any certificate or other document delivered pursuant hereto shall survive the Closing.  Notwithstanding the foregoing:

(i) all indemnification obligations under Section 8.1(a)(ii) shall terminate and expire on, and no action or proceeding seeking indemnification with respect thereto, shall be commenced after the date that is eighteen (18) months after the Closing Date, unless prior to such date a claim for indemnification with respect thereto shall have been made, with reasonable specificity, by written notice given in accordance with Section 8.3; and

(ii) all representations and warranties, and all indemnification obligations under Section 8.1(a)(iv)and Section 8.2(a)(iii) with respect to any such representations or warranties (other than representations and warranties set forth in Sections 5.1, 5.2, 5.14, 5.15, 5.17, 6.1, 6.2 or 6.7, which shall, along with the indemnification rights relating thereto, not be subject to the limitations set forth in this sentence) shall terminate and expire on, and no action or proceeding seeking damages or other relief for breach of any thereof or for any misrepresentation or inaccuracy with respect thereto, shall be commenced after the date that is twelve (12) months after the Closing Date (or, with respect to the representations and warranties set forth in the first sentence of Section 5.11(c) as that sentence shall pertain to the Transferred Trademark Rights, thirty-six (36) months after the Closing Date), unless prior to such date a claim for indemnification with respect thereto shall have been made, with reasonable specificity, by written notice given in accordance with Section 8.3.

SECTION 8.6. Certain Limitations.  Notwithstanding the other provisions of this Article VIII, Seller shall not have any indemnification obligations for Losses under Section 8.1(a)(iv), (i) for any individual item where the Loss relating thereto is less than fifty thousand U.S. dollars ($50,000) and (ii) in respect of each individual item where the Loss relating thereto is equal to or greater than fifty thousand U.S. dollars ($50,000), unless the aggregate amount of all such Losses exceeds seven hundred sixty thousand U.S. dollars ($760,000) (the “Seller Deductible”), in which event Seller shall be required to pay the amount of such Losses that exceeds the Seller Deductible, but only up to a maximum amount equal to ten million U.S. dollars ($10,000,000) (the “Seller Cap”); provided, that (i) the Seller Deductible shall not apply to any breach of any representation or warranty set forth in Sections 5.1, 5.2, 5.14, 5.15 or 5.17, and (ii) the Seller Cap shall not apply to any breach of any representation or warranty set forth in Sections 5.1, 5.2, 5.11(c) (the first sentence as the same shall pertain to the Transferred Trademark Rights), 5.14, 5.15 or 5.17, but in no event shall Seller have any indemnification obligations for Losses under Section 8.1(a)(ii) or Section 8.1(a)(iv) in an aggregate amount in excess of the Purchase Price.  Notwithstanding the other provisions of this Article VIII, Purchaser shall not have any indemnification obligations for Losses under Section 8.2(a)(iii), (i) for any individual item where the Loss relating thereto is less than fifty thousand U.S. dollars ($50,000) and (ii) in respect of each individual item where the Loss relating thereto is equal to or greater than fifty thousand U.S. dollars ($50,000), unless the aggregate amount of all such Losses exceeds seven hundred sixty thousand U.S. dollars ($760,000) (the “Purchaser Deductible”), in which event Purchaser shall be required to pay the amount of such Losses that exceeds the Purchaser Deductible, but only up to a maximum amount equal to ten million U.S. dollars ($10,000,000) (the “Purchaser Cap”); provided, that the Purchaser Deductible and the Purchaser Cap shall not apply to any breach of any representation or warranty set forth in Sections 6.1, 6.2 or 6.7, but in no event shall Purchaser have any indemnification obligations for Losses under Section 8.2(a)(iii) in an aggregate amount in excess of the Purchase Price.  Notwithstanding anything in this Agreement to the contrary, for purposes of Article VIII (in determining the amount of any such Loss or the existence of any breach, misrepresentation or inaccuracy with respect to any representation or warranty of Seller or any Divesting Entity), any qualification as to materiality or Material Adverse Effect set forth in any representation or warranty shall be disregarded.

SECTION 8.7. Losses Net of Insurance, Etc.  The amount of any Loss for which indemnification is provided under Section 8.1 or 8.2 shall be net of (i) any amounts actually recovered by the Indemnified Party pursuant to any indemnification by or indemnification agreement with any third party and (ii) any insurance proceeds actually received as an offset against such Loss (provided that the amount of offset shall be reduced by any retrospective adjustments, premium increases and the like resulting from such receipt).  If the amount to be netted hereunder from any payment required under Section 8.1 or 8.2 is determined after payment by the Indemnifying Party of any amount otherwise required to be paid to an Indemnified Party pursuant to this Article VIII, the Indemnified Party shall repay to the Indemnifying Party, promptly after such determination, any amount that the Indemnifying Party would not have had to pay pursuant to this Article VIII had such determination been made at the time of such payment.

SECTION 8.8. Sole Remedy/Waiver.  Each Party acknowledges and agrees that the remedies provided for in this Agreement shall be its sole and exclusive remedy with respect to the subject matter of this Agreement.  In furtherance of the foregoing, each of the Parties hereby waives, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contribution, if any, and rights to specific performance or other injunctive relief) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against Seller or any of its Affiliates, or Purchaser or any of its Affiliates, as the case may be, arising under this Agreement and under or based upon any applicable Law, except that nothing herein shall limit the liability of either Party for fraud or intentional misrepresentation.

SECTION 8.9. Indemnity Payments.  In the event that either Party agrees to or is determined to have an obligation to reimburse the other Party for Losses as provided in this Article VIII, the Indemnifying Party shall promptly pay such amount to the Indemnified Party in U.S. dollars via wire transfer of immediately available funds to the accounts specified in writing by the Indemnified Party.

SECTION 8.10. No Punitive or Exemplary Damages.  EXCEPT AS SET FORTH IN THE PROVISO HERETO, NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, NO PARTY TO THIS AGREEMENT SHALL BE LIABLE TO OR OTHERWISE RESPONSIBLE TO THE OTHER PARTY OR ANY AFFILIATE OF THE OTHER PARTY FOR LOST REVENUES OR PROFITS (OR MULTIPLES OF SUCH ITEMS) OR INCIDENTAL OR CONSEQUENTIAL DAMAGES, OR PUNITIVE, EXEMPLARY, TREBLE OR OTHER DAMAGES BASED ON STATUTORY MULTIPLIERS THAT ARISE OUT OF OR RELATE TO THIS AGREEMENT OR THE PERFORMANCE OR BREACH HEREOF OR ANY LIABILITY RETAINED OR ASSUMED

HEREUNDER; PROVIDED, HOWEVER, THAT THE FOREGOING SHALL NOT BE CONSTRUED TO PRECLUDE RECOVERY IN RESPECT OF ANY LOSS (I) DIRECTLY INCURRED OR SUFFERED FROM THIRD PARTY CLAIMS OR (II) RESULTING FROM FRAUD, WILLFUL MISCONDUCT OR GROSS NEGLIGENCE OF THE INDEMNIFYING PARTY.

ARTICLE IX

TERMINATION

SECTION 9.1. Termination.  This Agreement may be terminated at any time prior to the Closing:

(i) by written agreement of Purchaser and Seller;

(ii) by either Purchaser or Seller, by giving written notice of such termination to the other Party, if the Closing shall not have occurred on or prior to ninety (90) days after the signing date (unless the failure to consummate the Closing by such date shall be due to the failure of the Party seeking to terminate this Agreement to have fulfilled any of its obligations under this Agreement);

(iii) by either Party provided such Party is not then in breach of any of its respective obligations hereunder, if: (A) there has been a material misrepresentation or material breach by the other Party of a representation or warranty contained herein and such material misrepresentation or material breach is not cured within fifteen (15) Business Days after written notice thereof from such Party detailing the nature of such misrepresentation or breach; or (B) the other Party has committed a material breach of any covenant imposed upon it hereunder and fails to cure such breach within fifteen (15) Business Days after written notice thereof from such Party detailing the nature of such breach;

(iv) by either Purchaser or Seller, by giving of written notice of such termination to the other Party, if any Governmental Authority of competent jurisdiction shall have issued a Governmental Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such Governmental Order or other action shall have become final and nonappealable; provided, that no Party may rely upon this Section 9.1(iv) to terminate this Agreement if such Party shall have failed to use its commercially reasonable efforts to prevent the entry of such Governmental Order or the taking of such other action; or

(v) by either Purchaser or Seller, by giving notice of such termination to the other Party, if the condition in the first sentence of Section 4.1(ii) has become incapable of being fulfilled; provided, that no Party may rely upon this Section 9.1(v) to terminate this Agreement if such Party shall have failed to use its commercially reasonable efforts to obtain such Governmental Authorization or such expiration or termination of applicable waiting periods with respect to merger control pursuant to applicable Competition Laws.

SECTION 9.2. Effect of Termination.  (a)  In the event of the termination of this Agreement in accordance with Section 9.1, this Agreement shall thereafter become void and have no effect, and neither Party shall have any liability to the other Party or to such other Party’s Affiliates, or their respective Representatives, except for the obligations of the Parties contained in this Section 9.2 and in Sections 7.1(b) (“Information and Documents”), 10.1 (“Notices”), 10.6 (“Parties in Interest”), 10.7 (“Public Disclosure”), 10.8 (“Confidentiality; Return of Information”), 10.9 (“Expenses”), 10.11 (“Governing Law; Jurisdiction; No Jury Trial”) and 10.12 (“Arbitration; Mediation”) and Article VIII (“Indemnification”), and except that nothing herein will relieve either Party from Liability for any breach of this Agreement prior to such termination.

(b) In the event this Agreement shall be terminated and at such time a Party is in material breach of or default under any term or provision hereof, such termination shall be without prejudice to, and shall not affect, any and all rights to damages that the other Party may have hereunder.

ARTICLE X

MISCELLANEOUS

SECTION 10.1. Notices.  All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended, delivered by registered or certified mail, return receipt requested, or by a national overnight courier service, or sent by facsimile (provided, that notice by facsimile is promptly confirmed by telephone confirmation thereof and receipt is confirmed by the sending facsimile machine), to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person:

to Seller and any Divesting Entity:

McNEIL-PPC, Inc.
7050 Camp Hill Road
Fort Washington, PA 19034
Telephone:  (215) 273-8280
Facsimile:  (215) 273-4071
Attn:    Frank Knapp, Director, Business Development

with a copy to:

Johnson & Johnson
Office of General Counsel
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
Telephone:  (732) 524-6163
Facsimile:  (732) 524-2788
Attn: General Counsel, Consumer Group

to Purchaser:

Prestige Brands Holdings, Inc.
90 North Broadway
Irvington, NY  10533
Telephone:   (914) 524-6878
Facsimile:    (914) 524-7488
Attn:       Eric S. Klee, Esq.
General Counsel and Secretary

with a copy to:

Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
Suite 800 – Baker Donelson Center
211 Commerce Street
Nashville, TN 37201
Telephone:    (615) 726-5763
Facsimile:    (615) 744-5763
Attn:    Gary M. Brown, Esq.

All notices and other communications under this Agreement shall be deemed to have been delivered and received: (i) when delivered by hand, if personally delivered, (ii) one (1) Business Day after being delivered to a national overnight courier service, (iii) if sent by the United States Postal Service (whether actually received or not), at the close of business on the third Business Day next following the mailing date if placed in the mail, postage prepaid, certified or registered with return receipt requested, addressed to the appropriate Party or Parties, at the address of such Party or Parties set forth above, and (iv) if sent by facsimile, upon  confirmation of receipt by the sending facsimile machine.

SECTION 10.2. Amendment; Waiver.  Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (i) in the case of an amendment, by Purchaser and Seller and (ii) in the case of a waiver, by the Party against whom the waiver is to be effective.  No failure or delay by either Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

SECTION 10.3. Assignment.  Neither Party to this Agreement may assign any of its rights or obligations under this Agreement, including by sale of stock or operation of Law in connection with a merger or sale of substantially all the assets, without the prior written consent of the other Party, except that (i) Seller may, without such consent, assign its rights or obligations to an Affiliate, (ii) Purchaser may, without such consent, assign its rights to acquire the Purchased Assets hereunder, in whole or in part, to one or more of its Affiliates; and (iii) Purchaser may assign this Agreement to its lender(s) as collateral; provided, however, that no such assignment by a Party shall relieve such Party of any of its obligations hereunder.

SECTION 10.4. Entire Agreement.  This Agreement and the Transitional Agreements contain the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, except for (i) the Confidentiality Agreement, which shall remain in full force and effect for the term provided for therein; provided, however, that effective upon the Closing, the obligations of Purchaser and its Affiliates under the Confidentiality Agreement shall terminate (subject to paragraph 7 of the Confidentiality Agreement) with respect to the Business, and (ii) any written agreement of the Parties that expressly provides that it is not superseded by this Agreement.

SECTION 10.5. Fulfillment of Obligations.  Any obligation of a Party to the other Party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

SECTION 10.6. Parties in Interest.  This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.  Nothing in this Agreement, express or implied, is intended to confer upon any Person other than Purchaser, Seller and the Divesting Entities, or their successors or permitted assigns, any rights or remedies under or by reason of this Agreement.

SECTION 10.7. Public Disclosure.  Notwithstanding anything herein to the contrary, each Party hereby agrees with the other Party that, except as may be required to comply with the requirements of any applicable Laws or the rules and regulations of any stock exchange upon which the securities of such Party are listed, if any, no press release or similar public announcement or communication shall, if prior to the Closing, be made by it or caused to be made by it concerning the execution or performance of this Agreement unless it shall have consulted the other Party in advance with respect thereto and such other Party consents to such release, announcement or communication.

SECTION 10.8. Confidentiality; Return of Information.

(a) Seller shall keep confidential, and shall cause its Affiliates and their respective Representatives to keep confidential, (i) all information that is known by it to be confidential information regarding Purchaser, any of its Affiliates or any of its or their respective businesses, products, processes or financings, in each case provided to it in connection with this Agreement and the transactions contemplated hereby, and (ii) after the Closing, all confidential information relating to the Purchased Assets or the Assumed Liabilities, except (A) as required by Law, (B) to the extent necessary to arbitrate, defend or prosecute any indemnification claim or any litigation or dispute, including in connection with any claim of Seller or any Divesting Entity hereunder against Purchaser, or (C) for information that becomes generally available to the public other than as a result of a breach of this Section 10.8(a), or is furnished to Seller after the Closing by a third party that, to the Knowledge of Seller, is under no obligation of confidentiality to Purchaser with respect to such Information.  The covenants of Seller set forth in the immediately preceding sentence shall terminate three (3) years after the Closing Date.

(b) If for any reason whatsoever the transactions contemplated by this Agreement are not consummated, (i) Purchaser shall promptly return to Seller all books and records furnished by Seller or any of its Affiliates or their respective Representatives (including all copies, summaries and abstracts, if any, thereof) in accordance with the terms of the Confidentiality Agreement and (ii) Seller shall promptly return to Purchaser all books and records furnished by Purchaser or any of its Affiliates, agents, employees or representatives (including all copies, summaries and abstracts, if any, thereof).

SECTION 10.9. Expenses.  Except as otherwise expressly provided in this Agreement or otherwise agreed between the parties, whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the Party incurring such expenses.

SECTION 10.10. Schedules.  The disclosure of any matter in any Schedule to this Agreement shall be deemed to be a disclosure for the purposes of the Section or subsection of this Agreement to which it corresponds in number and each other Section and subsection of this Agreement to the extent such disclosure is reasonably apparent on the face thereof to be relevant to such other Section or subsection.  The disclosure of any matter in any Schedule to this Agreement shall expressly not be deemed to constitute an admission by any Party, or to otherwise imply, that any such matter is material for the purposes of this Agreement, could reasonably be expected to have a Material Adverse Effect or is required to be disclosed under this Agreement.

SECTION 10.11. Governing Law; Jurisdiction; No Jury Trial.  (a)  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law principles or rules of such state, to the extent such principles or rules are not mandatorily applicable by statute and would permit or require the application of the laws of another jurisdiction.

(b) The Parties consent to the exclusive jurisdiction of the Federal and State courts located in the State of New York for the resolution of all disputes or controversies between the Parties which, pursuant to applicable Law, are not subject to the provisions of Section 10.12.  Each of the Parties (i) consents to the exclusive jurisdiction of each such court in any suit, action or proceeding relating to or arising out of this Agreement or the transactions contemplated herein; (ii) waives any objection that it may have to the laying of venue in any such suit, action or proceeding in any such court; and (iii) agrees that service of any court paper may be made in such manner as may be provided under applicable Laws or court rules governing service of process. THE PARTIES HERETO HEREBY IRREVOCABLY WAIVE, AND AGREE TO CAUSE THEIR RESPECTIVE AFFILIATES TO WAIVE, THE RIGHT TO TRIAL BY JURY IN ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY RELATED AGREEMENTS OR ANY TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 10.12. Arbitration; Mediation.

(a) Any controversy or claim arising out of or relating to this Agreement or any related agreements, including any such controversy or claim involving an Affiliate of any Party (a “Dispute”), shall first be submitted to mediation according to the Commercial Mediation Procedures of the American Arbitration Association (“AAA”) (see www.adr.org).  Such mediation shall be attended on behalf of each Party for at least one session by a senior business person with authority to resolve the Dispute.  Any period of limitations that would otherwise expire between the initiation of a mediation and its conclusion shall be extended until twenty (20) days after the conclusion of the mediation.  In no event will mediation delay commencement of the arbitration for more than forty-five (45) days absent agreement of the Parties or interfere with the availability of emergency or equitable relief.

(b) Any Dispute that cannot be resolved by mediation within forty-five (45) days of notice by one Party to the other of the existence of a Dispute (unless the Parties agree in writing to extend that period) shall be resolved by arbitration in accordance with the Commercial Arbitration Rules of the AAA (“AAA Rules”; see www.adr.org) and the Federal Arbitration Act, 9 U.S.C. §1 et seq.  The arbitration shall be conducted in New York City, New York, by one arbitrator appointed in accordance with the AAA Rules.

(c) The arbitrator shall follow the ICDR Guidelines for Arbitrators Concerning Exchanges of Information in managing and ruling on requests for discovery.  The arbitrator, by accepting appointment, undertakes to exert her or his best efforts to conduct the process so as to issue an award within eight (8) months of her or his appointment, but failure to meet that timetable shall not affect the validity of the award.

(d) The arbitrator shall decide the Dispute in accordance with the substantive law of New York.  The award of the arbitrator may be entered in any court of competent jurisdiction.

SECTION 10.13. Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and together shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that both Parties need not sign the same counterpart.

SECTION 10.14. Headings.  The heading references herein and the table of contents hereto are for convenience purposes only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

SECTION 10.15. Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any term or other provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid, illegal or unenforceable, (a) a suitable and equitable provision shall be substituted therefore in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity, illegality or unenforceability, nor shall such invalidity, illegality or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have executed or caused this Agreement to be executed as of the date first written above.

MCNEIL-PPC, INC.

By:	/s/ Robert W. McMahon
Name: Robert W. McMahon
Title: Vice President, Finance

PRESTIGE BRANDS HOLDINGS, INC.

By:	/s/ Matthew M. Mannelly
Name: Matthew M. Mannelly
Title: Chief Executive Officer

[Signature Page to Asset Purchase Agreement]

[Disclosure Schedules intentionally omitted from filing pursuant to Item 601(b)(2) of Regulation S-K.  The Company agrees to furnish a supplemental copy of any omitted schedule to the Commission upon request.]

[Exhibits intentionally omitted from filing due to immateriality.]